                                   PROSPECTUS
                             CARCORP USA CORPORATION
                        5,630,650 SHARES OF COMMON STOCK

We are a transportation finance company that commenced operations in early 2000 and have a limited operating history in which to judge future operating results.

Of the 5,630,650 shares of our common stock, $.001 par value, being offered, 2,000,000 are being sold by us and 3,630,650 are being offered from time to time by the selling shareholders. We will receive the proceeds from the sale of the 2,000,000 shares offered by us, but we will not receive any proceeds from the sale of the shares sold by the selling shareholders.

There is no public market for our common stock. Our common stock does not presently trade on any exchange or electronic medium. An application has been filed to have our common stock listed on the OTC Bulletin Board. If we are successful in listing our common stock on the OTC Bulletin Board, the market for our shares is likely to be limited which may affect an investors ability to sell shares into the market.

The 2,000,000 shares offered by us in the Prospectus will be a "self-underwritten" offering, with no minimum purchase requirement; however, we do reserve the right to pay commissions of up to 10% for broker participation. This offering is made on a continuous basis until August 31, 2002, when this offering will end. Funds received from the sale of the 2,000,000 shares offered by us will not be placed in an escrow account and will be immediately available for our use.

                                                    Per Share         Total
                                                    ---------      -----------
     Price to the public                             $3.00         $6,000,000
     Underwriting discounts and commissions          $0.00         $        0
     Proceeds to Carcorp USA                         $3.00         $6,000,000

            INVESTING IN OUR COMMON STOCK INVOLVES RISKS. A PURCHASER OF THESE
             SHARES RISKS LOSS OF HIS OR HER ENTIRE INVESTMENT.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

The information in this prospectus is not complete and may be changed. The selling shareholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

These Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 14, 2002


                                             TABLE OF CONTENTS

Prospectus Summary........................................................................................1
The Offering..............................................................................................2
Summary Financial Data....................................................................................3
Risk Factors..............................................................................................4
Forward-Looking Statements................................................................................8
Use of Proceeds...........................................................................................8
Price Range of Our Common Stock...........................................................................8
Dividend Policy...........................................................................................8
Capitalization............................................................................................9
Dilution..................................................................................................9
Selected Financial Data..................................................................................10
Plan of Distribution.....................................................................................10
Management's Discussion and Analysis of Financial Condition and Results of Operations....................12
Business.................................................................................................16
Legal Proceedings........................................................................................24
Management...............................................................................................24
Executive Compensation...................................................................................25
Certain Transactions.....................................................................................25
Principal and Selling Security Holders...................................................................25
Description of Capital Stock.............................................................................27
Transfer Agent and Registrar.............................................................................27
Legal Matters............................................................................................27
Experts..................................................................................................27
Available Information....................................................................................28
Index to Financial Statements............................................................................29

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus, and the attached exhibits, in their entirety.

Hydrox Sales Corp., a Delaware corporation, was incorporated on February 4, 1999. Carcorp USA, Inc., a Florida corporation, was incorporated on January 27, 2000. On January 26, 2001, Hydrox Sales Corp. and Carcorp USA, Inc. entered in a Share Exchange Agreement (as amended on November 8, 2001) for the issuance of 15,000,000 of Hydrox Sales Corp. common stock in exchange for all the issued and outstanding common stock of Carcorp USA, Inc. Prior to the merger, Hydrox Sales Corp. had no business activity. For accounting purposes, the acquisition by merger was treated as a recapitalization of Carcorp USA, Inc. (reverse acquisition). Carcorp USA, Inc. is presented as the continuing entity, and the historical financial statements are those of Carcorp USA, Inc. Hydrox Sales Corp. changed its name to CarCorp USA Corporation.

We are a Florida-based transportation finance company that provides full payout lease financing for a wide range of commercial and personal vehicles, including middle market autos, luxury sports and specialty cars, limousines, trucks, and coach buses. From our inception, we have specialized in the near-prime credit sector, which is strategically positioned immediately below prime, but significantly above sub-prime, representing the B+ to C+ credit quality borrower. This quality of borrower is generally someone who had a good source of income and who has had good credit in the past, but has come upon hard times (such as divorce, bad investment, loss of job, business failure, etc.) and is seeking to rebuild his/her credit. The sub-prime borrower is someone who has never has a good source of income and has always had bad credit. Despite its size, this market is not served by the banks or the large leasing captives (finance divisions of auto makers), as these two financing groups restrict their lending activity to the A credit sector exclusively. Because of this restriction, the near-prime vehicle leasing sector remains underserved and interest rates of 15% to 20% per annum are accepted industry standards. Due to the credit quality of the borrowers that we market to, we could experience higher than anticipated loan losses which will impact our profitability.

We have built a lease financing organization that is supported by seasoned personnel. We operate out of a fifty thousand square foot office/auto storage complex, and maintain a strong lease origination network, and a vertically integrated operating infrastructure supported by a state-of-the-art computer system. We currently employ 26 people, 10 of which are outside sales representatives.

We have experienced restricted expansion of our lease financing volume, due solely to the need to conserve capital in response to mandated lending limits of our funding sources. These borrowing limits are set by all banks, and at this time we are approaching the top of our lease financing lines of credit. By utilizing the proceeds of this public offering, and after completion of ongoing negotiations to acquire an expanded credit facility, combined with an already in place Securitization capability, we will be positioned to amply support our lease financing projections, while maximizing profits as a low cost provider. Our inability to sell all the shares offered in the public offering and to acquire additional credit facilities could impact our growth plans and our profitability. Although we are having verbal discussions with financial institutions about increasing our credit facilities, to date we have not received any firm commitments.

Our growth projections call for an increase in lease financing volume from our artificially contained current level of $35 million per year to $120 million per year in twenty months, and $300 million by the end of our sixth year. This expansion will be achieved through increases in the size of our dealer base, as well as increases in our share of existing dealer volume financed through us. Currently, we have a national network of 180 dealers, which represents significantly less than one percent of the approximately 200,000 dealers that comprise the near-prime market. Similarly, our penetration rate (our share of dealer volume) is slightly below 2%. Both of these conditions reflect the impact of our capital constraints described above. Our dealer base is extremely receptive to an increased relationship with us as a result of our competitive rate structure, responsive services, and highly professional standards over many years. In addition, our future dealer relations will be further enhanced by the implementation of various web technology based initiatives, including an on-line upgrade to the current lease processing system which will result in faster loan approvals and simplified lease processing procedures. However, our growth plan could be significantly limited if we are unable to raise additional capital that will be used to expand our current lease portfolio or if the general economy continues to struggle which could result in fewer vehicle purchases and higher default rates among existing customers. Although we have aggressive growth projections, we currently do not have the resources to significantly grow our business and implement our business plan.

With the marketing and technology-based innovations, combined with increased access to capital, we plan to expand our dealer base from 180 to 500 within three years, and up to 1,000 dealers (still less than one percent of the market) within six years. These gains in market share will amply support our increased volume projections, resulting in corresponding increases in both revenue and profit performance. We are currently in the process of improving our technology applications by enhancing our website (www.carcorp.com) so that we can transact business over the web and improving our computer system so that dealers can submit credit applications over the Internet. The cost of improving our computer systems are approximately $150,000 and we expect to have these projects completed by the mid-2002.

Increased use of the Internet will result in the ability to grow our lease portfolio at a pace to take advantage of market demand with a more streamlined credit process, while incurring lower costs per transaction. Enhanced Internet capability will also makes it more attractive and efficient for our existing dealer network to make applications exclusively to us, further reducing underwriting turnaround time. The need to increase staffing levels as volume rises will be contained as a result of the productivity gains from the greater use of technology and the Internet. The more extensive use of the Internet and electronic paperwork (lease application, credit reports, disclosure statements, truth-in-lending documents, and other documentation) will result in lower processing costs due to the considerable easing of the current paperwork burden. Our success in using the Internet to attract new dealers and to improve our underwriting turnaround time will be dependent upon our ability to create a user-friendly system and to educate our dealer network and our employees to obtain maximum benefit from transacting business over the Internet. A dealer's acceptance of our system may be limited by their inability to obtain the necessary computer hardware and an on-line connection sufficient to transact business over the Internet.

In summary, web-enabling productivity gains will make us more competitive with faster approval process and closings, resulting in faster deployment and more efficient turning of capital. With new digital signature technology, (the law passed in 2000 making digital signatures valid for contracts over the Internet), consumers can literally do everything, including signing the lease document "on-line."


                                  THE OFFERING

Common stock to be sold by us.......................   2,000,000 shares

Common stock to be sold by selling shareholders.....   3,630,650 shares

Total shares of common stock outstanding after
  the offering......................................   20,851,033 shares

Use of proceeds.....................................   We will use the estimated proceeds
                                                       of $5,900,000 from this offering
                                                       for additional funds to lend to
                                                       consumers under our leasing
                                                       programs and for working capital
                                                       purposes


                             SUMMARY FINANCIAL DATA

The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus. The statements of operations data for the period January 27, 2000 (inception) to December 31, 2000 and the balance sheet data as of December 31, 2000 are derived from our financial statements, which have been audited by Merdinger, Fruchter, Rosen & Corso, P.C. and are included in this prospectus. Historical results are not necessarily indicative of future results.

STATEMENT OF OPERATIONS DATA
                                   January 27,
                                     2000 to           Nine Months Ended
                                    December             September 30,
                                    31, 2000          2000           2001
                                 -------------   -------------   -------------
                                                  (unaudited)    (unaudited)

Revenue                          $  843,804    $  508,632    $ 2,746,286
Operating expenses                  1,568,737       1,013,642      2,196,438
Interest expense                       99,842          51,413        613,576
Net (loss) income                $   (758,321)   $   (515,035)   $   152,880
(Loss) earnings per share -
   basic and diluted             $      (0.05)   $      (0.03)   $      0.01

BALANCE SHEET DATA

                                    December           September 30, 2001
                                    31, 2000        actual       as adjusted (1)
                                 -------------   -------------   -------------
                                                  (unaudited)     (unaudited)
Cash                             $     24,552    $    128,920    $  6,028,920
Investment in operating leases      8,120,939       9,819,005       9,819,005
Total assets                        9,478,210      15,578,965      21,478,965
Long-term notes payable             9,742,577      15,581,478      15,581,478
Total liabilities                  10,236,431      16,184,306      16,184,306
Stockholders' (deficit) equity       (758,221)       (605,341)      5,294,659

----------
 (1) the as adjusted numbers give effect to sale of the entire 2,000,000 shares offered in the Prospectus resulting in proceeds to us of $5,900,000, net of $100,000 in offering costs.

RECENT DEVELOPMENTS

During the 4th quarter of 2001, our business was not significantly impacted by the events of September 11th or the slow down of the general economy. The number of new leases that we originated had a small decline in October 2001, but returned to anticipated levels for November and December 2001. Our delinquencies and repossessions for the 4th quarter have remained consistent with those reported in prior quarters. Listed below are our preliminary, unaudited operating results for the 4th quarter of 2001.

     Revenue                      $1,165,404
     Operating expenses              796,248
     Interest expense                365,834
     Net income                       39,750

Our revenue for the quarter ended December 31, 2001 was $1,165,404, an increase of $830,232 or 248% compared to our revenue for the quarter ended December 31, 2000. Our 4th quarter 2001 revenue was also an increase of $317,155 or 37.4% compared to our revenue for the 3rd quarter of 2001. This increase is revenue is due to the fact that we had commenced operations in 2000 and our revenue has grown steadily since commencement as we have increased the size of our lease portfolio.

Our operating expenses for the quarter ended December 31, 2001 were $796,248, an increase of $241,153 or 43.4% compared to the quarter ended December 31, 2000. Our operating expenses for the 4th quarter of 2001 also increase by $162,747 or 25.7% compared to the 3rd quarter of 2001. This increase from the 3rd quarter of 2001 to the 4th quarter of 2001 is due to the following: (1) Salaries and general and administrative expenses increased by approximately $38,000 due to the need to continue to expand our infrastructure as our lease portfolio increases. (2) Our allowance for credit losses increased by $50,000 due to general slowdown in the economy which may have an impact our delinquencies. To date, we have not taken any actual charge-offs due to credit losses. (3) Depreciation expense increased by approximately $75,000 due to the increase in the number of vehicles that we lease.

Our interest expense for the quarter ended December 31, 2001 was $365,834, an increase of $317,405 or 655% compared to the quarter ended December 31, 2000. Our interest expense for the 4th quarter of 2001 also increased by $156,186 or 75% compared to the 3rd quarter of 2001. This increase in interest expense is due to the money we borrow to increase our lease portfolio. Since inception, we have been increasing the number of vehicles we have on lease which directly impacts the amount of money we must borrow to finance these leased vehicles. The interest rate we pay on our outstanding note obligation is generally the bank's prime rate.

Our net income for the quarter ended December 31, 2001 was $39,750, an increase of $283,036 compared to the net loss generated for the quarter ended December 31, 2000. Our 4th quarter net income was $36,713 less than our net income for the 3rd quarter of 2001.

At December 31, 2001 we had 52 repossessed vehicles available to be sold or leased with a carrying value of $1,225,660 compared to 47 vehicles with a carrying value of $1,073,864 at September 30, 2001.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase any shares of our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The value of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH OUR COMPANY

WE HAVE ONLY RECENTLY COMMENCED BUSINESS OPERATIONS AND WE FACE A HIGH RISK OF BUSINESS FAILURE AND THERE CAN BE NO ASSURANCE THAT WE WILL ACHIEVE PROFITABLE OPERATIONS.

We were incorporated in January 2000 and had incurred a net loss of $758,321 for the period of inception to December 31, 2000. During the nine months ended September 30, 2001 we generated net income of $152,880; however, there is no assurance that we can continue to achieve profitable operations. As of September 30, 2001 we had an accumulated deficit of $605,441.

OUR CHIEF EXECUTIVE OFFICER WILL CONTROL OUR COMPANY WHICH RESULTS IN OUTSIDE INVESTORS HAVING A MINORITY OWNERSHIP POSITION AND VERY LITTLE CONTROL OVER OUR COMPANY

After the sales of all the shares offered in this offering, our chief executive officer will own 71.9% of our issued and outstanding share of common stock and will be able to elect a majority of the board of directors and will control our business operations and policies.

WE ARE INVOLVED IN TRANSACTIONS WITH OUR MAJORITY STOCKHOLDER WHO NOT ONLY OWNS A MAJORITY OF OUR STOCK, BUT ALSO CONTROLS THE KEY ASSETS OF OUR COMPANY.

We currently lease an office building and staff and purchased certain equipment from a company owned by our chief executive officer and majority stockholder. We believe that the amounts paid for such leases and equipment are approximately the amount that would be charged by an unrelated third party. We also contract the retrieval of vehicles where the account becomes delinquent with a transportation that is controlled by our chief executive officer. In addition, collection of delinquent accounts is contracted to a company also controlled by our chief executive officer. However, we have no formal arrangement for use of staff, the use of the transportation company and collection agency. The termination of such arrangements could have a material adverse effect on our business. These arrangement with our chief executive office and majority stockholder give him control over the our significant assets and personal and give him complete power over our operations.

OUR CHIEF EXECUTIVE OFFICER WAS INVOLVED IN A SIMILAR AUTO LEASE FINANCE BUSINESS THAT FILED FOR BANKRUPTCY ON MAY 18, 2001.

Our chief executive officer, Michael DeMeo, is an officer and sole shareholder of CarCorp, Inc. that filed for bankruptcy on May 18, 2001. CarCorp, Inc. was incorporated in Florida in January 1990 and is licensed by the State of Florida as a motor vehicle dealer. The operations of CarCorp, Inc. are similar to our operations. The bankruptcy filing by CarCorp, Inc. resulted from alleged liabilities due to CarCorp, Inc.'s primary funding source resulting from a 1997 master purchase agreement. On December 7, 2001, CarCorp, Inc. filed a Debtor's Disclosure Statement with the United States Bankruptcy Court for the Southern District of Florida.

WE RELY UPON OUR CHIEF EXECUTIVE OFFICER TO EXPAND OUR BUSINESS AND THE LOSS OF THIS INDIVIDUAL WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our success is dependent, in large part, on the active participation of our chief executive officer, Michael DeMeo. The loss of his services would materially adversely affect our business and future success. We do not have an employment agreement with Mr. DeMeo. We do not have key-man life insurance in effect at the present time; however, we are seeking information and quotations regarding the same and may obtain such coverage, if the cost is reasonable. IT IS UNLIKELY THAT DIVIDENDS WILL BE PAID ON OUR STOCK RESULTING IN AN INVESTORS ONLY RETURN ON AN INVESTMENT IN OUR COMMON STOCK IS THE APPRECIATION OF THE PER SHARE PRICE.

Payment of dividends on our stock is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends on our common stock in the foreseeable future. At the present time, we intend to use earnings, if any, which may be generated to finance the growth of our business. An investors return on an investment in our common stock is only likely to be the appreciation of the per share price of our common stock.

LEASED VEHICLES THAT ARE NOT PURCHASED AT THE LEASE INCEPTION ARE RETURNED TO US AND WE MAY NOT BE ABLE TO SELL THE VEHICLES FOR THEIR BOOK VALUE WHICH WILL RESULT IN A FINANCIAL LOSS TO US.

We try to structure our leases in such a manner that the lessee can purchase the vehicle at the end of the lease for an amount significantly below the vehicle's fair value at the end of the lease (bargain purchase) or set the residual value (price at which the lessee can buy the vehicle at the end of the lease) at an amount that we believe to be well below the fair value of the vehicle at the end of the lease. If a significant number of vehicles are returned to us at the end of the lease terms, we may incur marketing and sales costs to dispose of these vehicles and the price we sell these vehicles for may be well below our book value of these vehicles resulting in us taking a charge to earnings.

EQUITY CAPITAL RAISED IN THIS OFFERING WILL BE USED FOR DIRECT AUTO LEASES AND BE USED TO LEVERAGE ADDITIONAL DEBT FINANCING. INVESTORS RISK LOSING SOME OR ALL OF THEIR INVESTMENT FROM LOAN LOSSES.

The equity capital being raised by us in this offering will be used to directly fund auto leases and will also be used to leverage additional debt financing. The money raised from investors could all be lost if we suffer higher than anticipated loan losses. If this were to occur, some or all of the equity capital raised would be lost and our ability to obtain debt financing would be significantly diminished which would have a significant negative impact on our profitability.

WE RELY ON OUTSIDE FINANCING TO EXPAND OUR BUSINESS, AND THERE IS NO ASSURANCE THAT WE WILL ABLE TO OBTAIN ACCEPTABLE FINANCING IN THE FUTURE.

We believe that the proceeds from this offering will provide sufficient cash to fund our operations and current obligations for the next twelve months. Should we expand our operations and/or make acquisitions that would require funds in addition to the funds received in the offering, we may have to seek additional debt or equity financing. There can be no assurance that such financing would be available on terms acceptable to us as and when needed.

A SIGNIFICANT PORTION OF OUR CURRENT FINANCING IS FROM A SINGLE SOURCE WHICH HAS A SECURITY INTEREST IN MOST OF OUR ASSETS WHICH COULD IMPACT OUR ABILITY TO BORROW MONEY FROM OTHER SOURCES.

Currently, a significant portion of our financing has been from a single lender that has taken a security interest in virtually all of our assets. Our ability to borrow funds from other lenders may be limited due to the fact that our current lender has secured their notes payable with all of our valuable assets leaving no unsecured assets for another lender to secure for additional financing.

OUR LENDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER THE GROWTH OF OUR COMPANY WHICH RESULTS IN THE EXPANSION OF OUR BUSINESS DEPENDENT UPON OUR ABILITY TO SUCESSFULLY WORK WITH OUR LENDERS.

The growth and expansion of our business is heavily dependent on obtaining capital from financial institutions and our ability to successfully work with our existing lenders and to attract new lenders. Our current lenders require us to maintain reserves in restricted cash accounts to cover our delinquent accounts. If our lenders decide not to renew financing agreement with us or require higher reserves be maintained for delinquent accounts, the growth of our business will be significantly impacted and our ability to generate profitable operations will also be affected.

FUTURE SALES OF OUR EQUITY SECURITIES WILL DILUTE INVESTORS PURCHASING SHARES IN THIS OFFERING.

To fully execute our long-term business plan, we will need to raise additional debt and equity capital in the future. We will need to raise additional equity capital as we raise additional debt capital to keep our debt to equity ratio in a range acceptable to the financial institutions providing debt capital. Although we have no current plans to raise additional equity capital within the next twelve months, except for the equity capital raised in the offering, such additional equity capital when and if it is raised would result in an investor in this offering being diluted.

WE PLAN TO GROW VERY RAPIDLY, WHICH WILL PLACE STRAINS ON OUR MANAGEMENT TEAM AND OTHER COMPANY RESOURCES.

We plan to grow rapidly and significantly expanded our operations. This growth will place a significant strain on our management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We will not be able to increase revenues unless we continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, expand, train and manage our work force and manage multiple relationships with third parties.

ECONOMIC CONDITIONS AND CHANGES IN INTEREST RATES IMPACT THE PROFITABILITY OF OUR BUSINESS.

We are in the automobile leasing industry and our business can be significantly impacted by down turns in the economy and changes in interest rates. If general economic conditions weaken, our ability to generate new leases decreases and the rate of defaults on existing leases increases, which could adversely affect our business. We borrow money to finance automobiles that we lease to our customers. As interest rates raise, the amount of interest we pay on the money we borrow increases and our profit margin decreases which could adversely affect our business.

INVESTMENT RISKS

IF A MARKET FOR OUR COMMON STOCK DOES DEVELOP, OUR STOCK PRICE MAY BE VOLATILE

There is currently no market for our common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors including:

         o Our ability to execute our business plan and significantly grow our business;
         o Our ability to complete development of our loan processing system;
         o Our ability to generate brand recognition among car dealers and brokers;
         o Increased competition from competitors who offer competing services; and
         o        Our financial condition and results of our operations.

We can provide no assurance to investors that our common stock will be traded on any exchange or electronic quotation service.

OUR COMMON STOCK HAS NO PRIOR MARKET, AND PRICES MAY DECLINE AFTER THE OFFERING

There is no public market for our common stock, and no assurance can be given that a market will develop or that any stockholder will be able to liquidate his investment without considerable delay, if at all. The trading market price of our common stock may decline below the offering price. If a market should develop, the price may be highly volatile. In addition, an active public market for our common stock may not develop or be sustained. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of our securities. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in our common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of these securities as collateral for loans. Thus, a purchaser may be unable to sell or otherwise realize the value invested in our stock.

INVESTORS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR STOCK DUE TO STATE BLUE SKY LAWS.

Each state has its own securities laws, often called "blue sky laws," which (1) limit sales of stock to a state's residents unless the stock is registered in that state or qualifies for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, and the broker must be registered in that state, or otherwise be exempt from registration. We do not know whether our stock will be registered under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities.

Accordingly, investors should consider the secondary market for our securities to be a limited one. Investors may be unable to resell their stock, or may be unable to resell it without the significant expense of state registration or qualification.

INVESTORS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR STOCK DUE TO FEDERAL REGULATIONS OF PENNY STOCK.

Our stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and
Exchange Act of 1934, as amended.

Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

         o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
         o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
         o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
         o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
         o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

THE OFFERING PRICE OF THE SHARES WAS NOT DETERMINED ON THE BASIS OF THE VALUE OF OUR ASSETS, OUR EARNINGS OR ANY OTHER FINANCIAL CRITERION OF VALUE AND THE PER SHARE PRICE OF OUR STOCK IN A TRADING MARKET COULD BE LOWER THAN THE ARBITRARILY DETERMINED OFFERING PRICE OF OUR SHARES.

The offering price of the shares of common stock offered has been arbitrarily determined by us, and is not based on the value of our assets, earnings, book value, net worth or other financial statement criteria of value. The factors considered in determining the offering price include an evaluation of the history of and prospects for the industry in which we compete and the prospects for our future earnings. Such factors are entirely subjective, and no representations are made herein as to any objectively determinable value of the shares offered is this offering. The per share price of our stock in a trading market could be lower than the arbitrarily determined price that we have set to offer our shares in this prospectus.

THE NET TANGIBLE BOOK VALUE PER SHARE WILL BE SIGNIFICANTLY LESS PER SHARE THAN THE OFFERING PRICE.

The offering price per share of our common stock is $3.00. Assuming all the shares offered in this offering are sold, the net tangible book value per share of common stock after completion of the offering will be approximately $0.25. Purchasers of the securities offered will experience immediate and substantial dilution in net tangible book value per share of common stock of $2.75. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT SHAREHOLDERS MAY DECREASE THE PRICE OF OUR COMMON STOCK.

If our shareholders, including the selling shareholders listed in this prospectus sell substantial amounts of our common stock in the public market following future offerings, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. Our selling stockholders could potentially sell an additional 3,630,650 shares into the public market which is 182% of the 2,000,000 shares being offered by us. If this were to occur, the price of our common stock is likely to be significantly impacted.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

The market price for our common stock is likely to be highly volatile as the stock market in general and the market for stocks traded on the Over-the-Counter Bulletin Board market tends to be highly volatile. We cannot assure you that our common stock will trade at the same levels of other stock in our industry stocks in general will sustain their current market prices.

     The following factors will add to our common stock price's volatility:

         o actual or anticipated variations in our quarterly operating results,
         o new sales formats or new products or services offered by us, or our competitors,
         o        conditions or trends in the auto finance industry in general,
         o announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures,
         o        our capital commitments,
         o        additions or departures of our key personnel, and
         o        sales of our common stock.

Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions as well as expressions of "strategy" "corporate focus," and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

                                 USE OF PROCEEDS

The net proceeds to CarCorp USA Corporation from the sale of the 2,000,000 shares of common stock offered in the Prospectus at an assumed initial public offering price of $3.00 per share are estimated to be $5,900,000, net of $100,000 in offering costs (see below).

We expect to use the net proceeds from this offering in the following order of priority. Since there is no minimum investment, funds will be immediately available for our use. We have listed below how the funds will be use if 25%,

50%, 75% and 100% of the shares being offered by us in the Prospectus are sold. The estimated offering costs of $100,000 are deducted from each of the following columns:

                                  25%         50%          75%        100%
                              ----------- ----------- ----------- -----------
         Working capital      $1,000,000  $1,000,000  $1,000,000  $1,000,000
         Finance leases          400,000   1,900,000   3,400,000   4,900,000
                              ----------- ----------- ----------- -----------
                              $1,400,000  $2,900,000  $4,400,000  $5,900,000
                              =========== =========== =========== ===========

The foregoing represents our present intentions and best estimate with respect to the allocations of the proceeds of this offering based upon our present plans and business conditions. However, no assurances can be given that unforeseen events or changed business or industry conditions will not result in the application of the proceeds of this offering in a manner other than as described herein. Consequently, future events, including changes in our business plan, and economic, competitive or industry conditions, may make shifts in the allocation of funds necessary or desirable.

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee          $      4,223
Transfer Agent Fees                                                 2,500
Accounting fees and expenses                                       50,000
Legal fees and expenses                                            40,000
Miscellaneous                                                       3,277
                                                             -------------
Total                                                        $    100,000
                                                             =============

                         PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, there has been no trading market for the shares of common stock offered. Consequently, the initial public offering price of the shares of common stock was - essentially - arbitrarily determined. The factors considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price is not an indication of and is not based upon the actual value of CarCorp USA Corporation. The offering price bears no relationship to the book value, assets or earnings of CarCorp USA Corporation or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

                                 DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant.

                                 CAPITALIZATION

The following table sets forth our cash position and capitalization as of September 30, 2001 and as adjusted to give effect to the sale of all the common stock offered in this prospectus and the anticipated application of the net proceeds. The information set forth below should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

                                                                            As of September 30, 2001
                                                                       -------------------------------
                                                                            Actual      As Adjusted (1)
                                                                       --------------   --------------

     Long-term debt                                                    $  15,581,478    $  15,581,478

     Stockholders' equity:
         Common stock, $0.001 par value; 100,000,000 shares
              authorized, 18,851,033 (actual) and 20,851,033
              (as adjusted) shares issued and outstanding              $         100    $      20,851
         Additional paid-in capital                                                -        5,879,249
         Accumulated deficit                                                (605,441)        (605,441)
                                                                       --------------   --------------
     Total stockholders' deficit                                       $    (605,341)   $   5,294,659
                                                                       --------------   --------------

     Total capitalization                                              $  14,976,137    $  20,876,137
                                                                       ==============   ==============


----------

(1) the as adjusted numbers give effect to sale of the entire 2,000,000 shares offered in the Prospectus resulting in proceeds to us of $5,900,000, net of $100,000 in offering costs.

                                    DILUTION

On September 30, 2001 our net tangible book value was $(605,341), or approximately $(0.03) per share of common stock. "Net tangible book value" represents the tangible assets of CarCorp USA Corporation less all liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of 2,000,000 shares of common stock in connection with this offering at a price of $3.00 per share and the application of the net proceeds, there would be a total of 20,851,033 shares of common stock outstanding with a net tangible book value of $5,294,659 or $0.25 per share. This represents an immediate increase to existing stockholders in net tangible book value of approximately $0.28 per share and an immediate dilution to new stockholders of $2.75 per share. "Dilution" represents the difference between the offering price per share and the net tangible book value per share of common stock at September 30, 2001, after giving effect to the sale of the shares offered in this Prospectus. The following table illustrates the dilution in net tangible book value per share to new investors as of September 30, 2001, assuming all shares offered in the prospectus are sold.


         Offering price.................................................................              $  3.00

         Net tangible book value before offering........................................    $(0.03)
         Increase in net tangible book value attributable to new investors..............      0.28
                                                                                           --------

         Pro forma net tangible book value after the offering...........................                 0.25
                                                                                                     ---------

         Dilution in net tangible book value to new investors...........................              $  2.75
                                                                                                     =========

The following table summarizes the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from CarCorp USA Corporation, the total cash consideration paid, and the average cash consideration per share of common stock paid, assuming all shares offered in this memorandum are sold:
                                                                         AVERAGE
                              SHARES                     TOTAL            PRICE
                           PURCHASED                  CONSIDERATION       PER
                              NUMBER      PERCENT   AMOUNT     PERCENT    SHARE

Existing Stockholders     18,851,033     90.41%   $    11,633     0.19%   $ 0.00
New investors              2,000,000      9.59%     6,000,000    99.81%   $ 3.00
                          ----------    -------   -----------   -------   ------

Total (1)                 20,851,033    100.00%   $ 6,011,633   100.00%
                          ==========    =======   ===========   =======

                             SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA

                                   January 27,
                                      2000 to            Nine Months Ended
                                      December             September 30,
                                     31, 2000          2000             2001
                                   -------------   -------------   -------------
                                                    (unaudited)     (unaudited)

Revenue                            $    843,804    $    508,632    $  2,746,286
Operating expenses                    1,568,737       1,013,642       2,196,438
Interest expense                         99,842          51,413         613,576
Net (loss) income                  $   (758,321)   $   (515,035)   $    152,880
(Loss) earnings per share -
   basic and diluted               $      (0.05)   $      (0.03)   $       0.01

BALANCE SHEET DATA
                                     December             September 30, 2001
                                     31, 2000         actual       as adjusted (1)
                                   -------------   -------------   -------------
                                                    (unaudited)     (unaudited)
Cash                               $     24,552    $    128,920    $  6,028,920
Investment in operating leases        8,120,939       9,819,005       9,819,005
Total assets                          9,478,210      15,578,965      21,478,965
Long-term notes payable               9,742,577      15,581,478      15,581,478
Total liabilities                    10,236,431      16,184,306      16,184,306
Stockholders' (deficit) equity         (758,221)       (605,341)      5,294,659

----------
(1) the as adjusted numbers give effect to sale of the entire 2,000,000 shares offered in the Prospectus resulting in proceeds to us of $5,900,000, net of $100,000 in offering costs.

                              PLAN OF DISTRIBUTION

We will sell a maximum of 2,000,000 shares of CarCorp USA Corporation common stock to the public on a "self- underwritten" basis, meaning we will sell shares through our officers and directors, without an underwriter. We will wait until this prospectus clears comments by the Securities and Exchange Commission, and then we will begin to offer our common stock only to potential buyers who qualify under the relevant exemptions provided by state "blue sky" law, and only to those persons who have first received a copy of this prospectus. After delivery of the prospectus, we will accept subscriptions and payments for stock to be issued in this offering. Payments will be deposited into our bank account.

There can be no assurance that any of these shares will be sold. This is not an underwritten offering. The gross proceeds to us will be $6,000,000 if all the shares offered are sold; no commissions or other fees will be paid, directly or indirectly, to any person or firm in connection with solicitation of sales of the shares; however, we do reserve the right to pay commissions of up to 10% for broker participation. Funds raised from this offering will be applied first to pay the costs of this offering which are estimated to be approximately $100,000, and after those costs are paid the remainder of the funds raised from this offering will be used in accordance with the "Use of Proceeds" section detailed in this prospectus.

There is no minimum purchase requirement for this offering, and in conjunction with this no-minimum requirement, any funds received in this offering will be immediately available to us for our use, and no funds will be placed in an escrow or trust account.

Regulation M of the Securities and Exchange Act of 1934 (which replaced Rule 10b-6) may prohibit a broker-dealer from engaging in any market making activities with regard to a company's securities. Under Section 242.104 of Regulation M, stabilizing is prohibited except for the purpose of preventing or retarding a decline in the market price of a security. We do not plan to engage in any passive stabilizing activities.

The shares of common stock represented by the offering are being registered pursuant to Section 12 of the Securities Exchange Act of 1934 and Section 5 of the Securities Act of 1933, for which an exemption from registration as provided in Section 3 and Section 4 is not available.

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered pursuant to this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

         o an exchange distribution in accordance with the rules of the applicable exchange,

         o    privately negotiated transactions,

         o    short sales,

         o broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share,

         o    a combination of any of these methods of sale,

         o    any other method permitted by applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our company securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW AND BACKGROUND

We are located in Fort Lauderdale, Florida and are a full service financing company. We were founded by our Chief Executive Officer, Michael DeMeo. We specialize in the financing of automobiles, exotic automobiles, limousines, buses and trucks for commercial and consumer accounts on a national basis. We provide all leases on a full-payout basis. Under the structure of a full-payout lease, the lessee is responsible for a full repayment of the amount borrowed over the term of the lease, and as such, we are not reliant on the value of the equipment at the end of the lease to support our profit position.

During our time in business, we have developed a nationwide network of dealers and brokers that provide an ever-growing volume of lease financing activity. This national market presence is derived through our offices located in Florida.

Over the next 12 months, we plan to establish loan production offices in New York, Chicago and California. The market sector that we serve is a B+ to C+ quality borrower. This segment has provided a rate range of approximately 15% to 20% with limited downside exposure to us, do to our high credit standards and successful collection practices, which are backed up by well-managed and highly integrated Asset Recovery and Redistribution System.

All loan-processing functions, including credit review, underwriting, collection and other administrative activities, for all our loan production sites will be handled out of the Fort Lauderdale 50,000 square foot headquarters' office, warehouse and storage complex. This new facility had been built to suit our specific needs, and incorporates a state-of-the-art computer system and a large storage complex that permits the on-site marketing of vehicles that were either repossessed or returned after the end of the lease.

Our potential will not be realized under the present lease funding structure, which is costly, slow and inflexible and unreliable. The mere fact that we have to review the majority of our approvals with our funding sources prior to committing to a loan defines us as a broker. The time has come for us to make the transition from broker to banker through the establishment of a financial captive, with our own lines of credit that can be utilize by us, based on our own well-defined and time-tested credit standards.

To make the contemplated transition and to accommodate the growth under the business plan, we plan to replace our current financing arrangement with our funding sources with the proposed financial captive. The financial captive will be structured with a combination of debt and equity under the financing proposal. The captive will be supported by the credit, collection, and asset recovery already in place.

This access to in-house capital will also permit us to dramatically expand our network of dealers and brokers, which we have been avoiding due to funding limitations. There are over 500,000 dealers and brokers in the United States, of which we only have a penetration rate of 1/10 of 1%. With a well-defined and executed marketing program, we would increase our market share to a full 1% or 50,000 accounts over the next three to four years, without the need to compromise on either rate or credit quality. This aggressive marketing plan would include expanding advertising in the Internet, various trade papers, establishing a well-crafted telemarketing campaign, and undertaking an expansion of our sales staff, the expansion into the New York, Chicago and California.

ASSET POSITION

At December 31, 2000 we had investment in direct financing leases of $623,269 and investment in operating leases of $8,120,939 compared to investment in direct financing leases of $4,286,455 and investment in operating leases of $9,819,005 at September 30, 2001. In 2000 we purchased an operating lease portfolio from an unrelated third party for $7,926,784. The purchase price was later reduced to $6,391,866 after we completed our due diligence on the operating lease portfolio. The purchase price was reduced because some of the leases in the portfolio had incomplete titles or the vehicles had previously been repossessed and the seller agreed to take back these specific leases and reduce the purchase price.

At September 30, 2001 the total residual value that we maintain in our lease portfolio was $630,200 and $2,570,400 for direct financing and operating leases, respectively. At December 31, 2000 the total residual value that we maintain in our lease portfolio was $150,600 and $1,363,800 for direct financing and operating leases, respectively. The total residual values for direct financing leases of $150,600 and $630,200 at December 31, 2000 and September 30, 2001, respectively, are guaranteed by the lessees. The total residual values for the operating leases are not guaranteed by the lessees.

From December 31, 2000 to September 30, 2001 our investment in direct financing leases and investment in operating leases have increased by $3,663,176 or 588% and $1,698,066 or 21%, respectively. We will continue to focus on growing our portfolio of leases with a specific focus on entering into more direct financing leases. Direct financing leases generally contain a bargain purchase options at the end of the terms so most customers will purchase the vehicle at the end of the lease relieving us from the need to sell the vehicle at the end of the lease terms if it were returned to us.

For each lease transaction we enter, we record an asset on our balance sheet that is either an investment in direct financing leases (present value of lease payments for a direct financing lease) or an investment in operating leases (cost of vehicle for an operating lease). There are generally two situations when the leased vehicle will be returned to us: 1) if the customer is delinquent on his/her lease payments and the vehicle is repossessed and 2) if the customer decides to return the vehicle to us at the end of the lease. In either case we must get the vehicle ready to sell which results in us incurring costs to get the vehicle is good condition to sell, and incurring cost to market and sell the vehicle. Generally our carrying value of vehicles is equal to or less than the fair value of the vehicle. We require our customer to make a down payment or capital reduction payment (which is generally made directly to the dealer) on the vehicle which reduces our carrying value of the vehicle and generally reduces the risk that may have to incur a loss if the vehicle is repossessed. Also for our operating leases, we structure the leases in such a way that our carrying value of the leased vehicle at the end of the lease is equal to the expected fair value at the end of the lease which reduces the risk that we will incur a loss to dispose of the vehicle if it is returned to us.

At December 31, 2000 and September 30, 2001, respectively, we had 19 and 47 vehicles that had been returned to us through repossession. The aggregate carrying amount of these repossessed vehicles at December 31, 2000 and September 30, 2001 was $418,673 and $1,073,864, respectively. As of September 30, 2001 we have not had any vehicles returned to as a result of expired leases.

Listed below is a summary of vehicles available for sale or lease that shows the carrying amount of the vehicle and whether the vehicle was originally recorded as a direct financing or operating lease:

                                                                       Carrying
                                                          Total         Amount      Carrying
                                         Number of       Carrying       Direct       Amount
                                          Vehicles        Amount      Financing    Operating
                                        -----------      ----------  -----------   ----------
     Balance at inception                     -          $     -     $     -       $     -
     Repossessed during period               32             737,492     219,229       518,263
     Sold or re-leased during period        (13)           (318,819)    (81,731)     (237,088)
                                        -----------      ----------- -----------  -----------
     Balance, December 31, 2000              19             418,673     137,498       281,175
     Repossessed during period               52           1,510,017     293,636     1,216,381
     Sold or re-leased during period        (24)           (854,826)    (57,322)     (797,504)
                                        -----------      ----------- -----------  -----------
     Balance, September 30, 2001             47          $1,073,864  $  373,812   $   700,052
                                        ===========      =========== ==========   ===========

During the year ended December 31, 2000, we recognized a gain on the sale or re-lease of the 13 vehicles of $63,437 and during the nine months ended September 30, 2001, we recognized a gain on the sale or re-lease of the 24 vehicles of $214,108. The gain on the sale or re-lease of vehicles is the selling price of the vehicle, less the carrying amount of the vehicle less any direct cost associated with selling the vehicle. The gain is shown in other income in the statement of operations. The carrying amount of the vehicle for direct financing lease vehicles that are repossessed is the present value of the remaining lease payments discounted at the interest rate implicit in the lease. The carrying amount of the vehicle for operating lease vehicles that are repossessed is the gross investment in the vehicle less the accumulated depreciation taken on the vehicle.

RESULTS OF OPERATIONS

Revenue
-------

We generate revenue from direct financing and operating leases. A direct financing lease or opened lease is one where the lessee is obligated to make the lease payments over the term of the lease and then may purchase the vehicle for a significant discount at the end of the lease. The bargain purchase amount is significantly less than the expected fair value of the vehicle at the end of the lease terms. We classify these leases as direct financing leases since they contain a bargain purchase option. An operating lease or closed end lease is one where the lessee is obligated to make the lease payments over the term of the lease and then can return the car at the end of the lease or purchase it for an amount specified in the lease (residual value). This residual value is generally equal to the expected fair value of the vehicle at the end of the lease. For direct financing leases at the inception of the lease, we determine the gross investment (minimum lease payments plus any unguaranteed residual value). The difference between the gross investment and the carrying amount of the leased asset is unearned income amortized over the lease term using the interest method. There is no unguaranteed residual value to account for since these leases contain a bargain purchase option and the lessee is responsible for any shortfall, if the value of the vehicle at the end of the lease is less than the bargain purchase amount.

For operating leases we recognized rental revenue on a straight-line basis over the term of the lease.

We generated $28,497 and $815,307 in revenue from inception to December 31, 2000, from direct financing leases and operating leases, respectively. For the nine months ended September 30, 2001 we generated revenue of $1,377,846 and $1,368,440, from direct financing leases and operating leases, respectively. The revenue for the nine months ended September 30, 2001 increased by 225% over the revenue for the entire year of 2000. This increase is due to the fact that we had just commenced operations in 2000 and our revenue has grown steadily since commencement. We expect our revenues to continue to grow as we increase our lease portfolio from sales in existing markets and as we expand our operations into New York, Chicago and California. We will continue to push our direct financing leases since these leases are structured with a bargain purchase options at the end of the lease so that the customer will purchase the vehicle at the end of the lease rather than returning the vehicle back to us.

Listed below is a summary of our revenue by lease-type at December 31, 2000 and September 30, 2001:

                                                 December         September
                                                 31, 2000         30, 2001
                                                ----------       -----------
     Direct financing leases                         3.3%             50.1%
     Operating leases                               96.7%             49.9%
                                                ----------       -----------
        Total                                      100.0%            100.0%
                                                ==========       ===========

Listed below is a summary of our lease portfolio by lease-type and product-type At September 30, 2001:
                                                       Direct
                                           Total      Financing     Operating
                                          ------       -------      ---------

     Middle market autos                   35.3%         4.6%           30.7%
     Exotic autos                           3.7%         0.5%            3.2%
     High-end autos                        33.3%         6.3%           27.0%
     Limousines                            20.1%        19.3%            0.8%
     Trucks and coach buses                 7.6%         7.1%            0.5%
                                       ---------    ---------       ---------
        Total                             100.0%        37.8%           62.2%
                                       =========    =========       =========

Operating expenses
------------------

Our operating expenses excluding depreciation for the period from commencement to December 31, 2000 and the nine months ended September 30, 2001 were $377,220 (or 44.7% of revenue) and $785,793 (or 28.6% of revenue), respectively. Many of our operating expenses for fixed in nature and are not expected to increase at the same rate as our revenue growth. As we continue to increase revenue by expanding our operations into other cities, we expect our operating costs as a percentage of revenue to continue to decrease. In addition as we implement our fully computerized loan processing system, we expect to see a reduction in our operating costs.

Depreciation is principally related to our operating lease portfolio which is depreciated over the term of the lease in an amount necessary to reduce the leased vehicle to its estimated residual value at the end of the lease term. Depreciation expense for the period from commencement to December 31, 2000 and the nine months ended September 30, 2001 was $1,191,517 and $1,410,645, respectively. We expect depreciation expense to increase as we expand operations and initiate new lease contracts.

We establish an allowance for estimated credit losses during the period in which receivables are acquired and maintained at a level deemed appropriate by management based on historical experience and other factors that affect collectibility. Impaired receivables are measured based on the present value of expected future cash flows discounted at the receivable's effective interest rate. Investments in direct financing and operating leases are charged to the allowance for credit losses when an account is deemed to be uncollectible, taking into consideration the financial condition of the borrower or lessee, the value of the collateral, recourse to guarantors and other factors. For year ended December 31, 2000, we established a reserve for credit losses of $44,844. During the nine months ended we increased this reserve by $75,000. These reserves are established by management after examining the current delinquencies on our lease portfolio, reviewing the general conditions of the automobile market and reviewing other factors that affect the collectibility of our lease portfolio. The increase in the reserve during the nine months ended September 30, 2001 of $75,000 was principally due to the growth of our overall lease portfolio. The delinquency percentage remained constant, but the fact that our overall lease portfolio has grown requires us to increase our reserve accordingly. From commencement of operations through September 30, 2001 we have not had any actual charge-offs due to credit losses since the value of the vehicles repossessed due to leases being uncollectible have been greater than our carrying amount of the vehicle. The carrying amount of the vehicle for direct financing lease vehicles that are repossessed is the present value of the remaining lease payments discounted at the interest rate implicit in the lease. The carrying amount of the vehicle for operating lease vehicles that are repossessed is the gross investment in the vehicle less the accumulated depreciation taken on the vehicle. The carrying amount is generally less than the vehicles fair value since we require the lessee to make a down payment ranging from 10% to 20%. This down payment or capital reduction payment is made directly to the dealer and reduces the our carrying amount in the leased vehicle. Although we have not experienced any charge-offs due to credit losses, we still provide a reserve since we may not always be able to recover the full carrying amount of a repossessed vehicle as a result of us selling or re-leasing the vehicle.

Net income
----------

For the year ended December 31, 2000 we incurred a net loss of $758,321 compared to net income of $152,880 for the nine months ended September 30, 2001. The change from a loss in 2000 to income thus far in 2001 is due to the start up nature of our business in 2000. We incurred costs to establish our infrastructure while we were growing our revenue base in 2000. Many of these costs were fixed in nature and as our revenue began to grow in 2001, the costs did not increase at the same rate, thus resulting in us beginning to establish profitable operations in 2001. Also included in net income for the year ended December 31, 2000 and the nine months ended September 30, 2001 are gains on the releasing of vehicles that were previously repossessed of $63,437 and $214,108, respectively. The gains are shown as part of other income in the statement of operations. We do not expect the net gain or loss from the sale or re-lease of repossessed vehicles to be a significant component of our operations in any given reporting period, but our capabilities to repossess vehicles is vital for us to minimize our potential credit losses.

LIQUIDITY AND CAPITAL RESOURCES

From our inception we have financed our working capital needs principally from a note payable to our founder and Chief Executive Officer. We have also obtained notes payable from European American Bank to purchase vehicles that we can lease to our customers. As of December 31, 2000 and September 30, 2001 we had borrowed $9,555,106 and $15,581,478 respectively from these notes payable from European American Bank. All our notes bear interest at prime. The notes are collateralized by all the vehicles owned by us. Our ability to expand our business is directly tied to the amount of money we can borrow to purchase additional vehicles that we can turnaround and lease to our customers. With the proceeds from this offering, we expect to use approximately $4.9 million to purchase vehicles. We also believe that such an equity infusion would allow us to borrow an additional $40 to $50 million from financial institutions which will allow us to rapidly expand our operations and increase our revenues. We are currently negotiating with several financial institutions to secure additional debt capital, but to date, have not received any firm commitments. We believe that with the additional equity capital raised through this offering that we will be able to leverage that equity capital by a factor of 8 to 10 in additional debt capital. These leverage factors are based on our verbal discussions with interested financial institutions, but currently we have not received any firm commitments from financial institutions. Our current debt to equity ratio is extremely high given that we were originally capitalized with $100; however, after we raise additional equity capital offered in this prospectus, we expect our debt to equity ratio to be between 8 - 10 to 1. To fully execute our long-term business plan, we will need to raise additional debt and equity capital in the future. We will need to raise additional equity capital as we raise additional debt capital to keep our debt to equity ratio in a range acceptable to the financial institutions providing debt capital. We believe that the equity capital raised from this offering along with the debt capital of approximately $40 to $50 million that we expect to raise will be sufficient for us to execute phase 1 of our business plan (See discussion of our business plan under the caption "Business"). Although we have no current plans to raise additional equity capital within the next twelve months, except for the equity capital raised in the offering, such additional equity capital when and if it is raised would result in existing investors being diluted.

Interest expense for the year ended December 31, 2000 and the nine months ended September 30, 2001 was $99,842 and $613,576, respectively. Interest expense is primarily the interest paid on the notes from European American Bank. The interest rate charged on these notes is the banks prime rate. The average interest rate for the nine months ended September 30, 2001 was approximately 5%. The significant increase in interest expense is due to the increase in the note payable balance. Interest expense will continue to increase as we increase the balances on our outstanding notes payable to originate new lease agreements.

We maintain a separate cash account to cover any leases that may become delinquent. If our delinquencies become higher than we anticipate, then our ability to originate new leases will be diminished because the cash will be used to fund separate cash account to cover delinquencies. As of December 31, 2000 and September 30, 2001 we had a balance in this separate cash account of $93,152 and $39,606, respectively. These amounts represent approximately 79% and 24% of our total cash position at December 31, 2000 and September 30, 2001, respectively.

To minimize our potential loss that may result from delinquent accounts, we generally require the lessee to make a down payment, ranging from 10% to 20%, so if the vehicle is repossessed, we can resell the vehicle for more than our carrying amount in the vehicle. The down payments or capital reduction payments are made directly to the dealers and can range generally from $2,000 to $30,000 depending the credit quality of the borrower and the cost of the vehicle. Since we only finance the net amount due to purchase the vehicle from the dealer, our investment in the vehicle (or investment in direct financing or operating leases) is less than the vehicle's fair value.

We believe that our current cash position and cash generated from operations will allow us to operate for at least the next twelve months at current levels, but in order to significantly expand our business we will require additional equity and debt capital.

                                    BUSINESS

BACKGROUND

We are a Florida-based transportation finance company that provides full payout lease financing for a wide range of commercial and personal vehicles, including middle market autos, luxury sports and specialty cars, limousines, trucks, and coach buses. From our inception, we have specialized in the near-prime credit sector, which is strategically positioned immediately below prime, but significantly above sub-prime, representing the B+ to C+ credit quality borrower. This is one of the largest and fastest growing segments of the vehicle financing markets in the United States. Despite its size, this market is not served by the banks or the large leasing captives (finance divisions of auto makers), as these two financing groups restrict their lending activity to the A credit sector exclusively. Because of this restriction, the near-prime vehicle leasing sector remains underserved and interest rates of 15% to 20% per annum are accepted industry standards. The interest rates earned on our current portfolio of leases range from 13% to 18% with the average being approximately 15%.

We generate revenue from direct financing and operating leases that we originate. We classify these leases as direct financing leases since they contain a bargain purchase option. For direct financing leases at the inception of the lease, we determine the gross investment (minimum lease payments plus any unguaranteed residual value). The difference between the gross investment and carrying amount of the leased asset is unearned income amortized over the lease term using the interest method. There is no unguaranteed residual value to account for since these leases contain a bargain purchase option and the lessee is responsible for any shortfall, if the value of the vehicle at the end of the lease is less than the bargain purchase amount. We also originates operating leases. Rental revenue on operating leases is recognized on a straight-line basis over the term of the lease. The original term of both types of leases are generally four to five years. Interest rates implicit in the leases range generally from 13% to 18%.

We incur general and administrative costs such as rent, salaries, commissions and communication costs. We also have to purchase the vehicles that we lease to our customers. We borrow the money from financial institutions under note payable agreements to purchase these vehicles. We pay interest on the borrowed money generally at the current prime interest rate. We are able to generate a profit when our volume of leases is to the level when where the interest implicit in the leases less the interest we pay on the money we borrow is more than general and administrative expenses we incur to operate our business.

We operate from a 50,000 square feet office/warehouse space that provides adequate parking for over 250 vehicles and office accommodations for the entire staff. Our state-of-the-art computer network incorporates a fully automated lease financing system that is approved by the FDIC for bank use, but we are not insured or inspected by the FDIC. Our management has focused on building a capable and extensive lease origination, processing and collections operation to ensure our ability to grow, while maintaining low delinquency levels and assured, timely recoveries. We serve a niche middle market overlooked by the banks and captive financial companies (such as Chrysler Credit and GMAC) ranging from the B+ to C+ credit quality borrower. This category does not include sub-prime borrowers and remains several credit grades above this level. In this underserved market, we may charge interest rates of 15% to 20% per annum on full payout leases.

We have developed the credit underwriting process into an efficient and reliable form encompassing:

         o A strong credit team of seasoned professionals, committed to maintaining the high underwriting and credit standards;
         o A well defined, streamlined, credit screening process supported by time tested customer credit profiles. This credit screening includes our unique two-decision policy on all transactions below a certain credit profile and on all declines;
         o Our credit analysis also incorporates a number of credit information sources including Experian (TRW), Equifax, plus Dunn and Bradstreet, personal financial statements and credit references, in order to form and make loan credit decisions;
         o In-depth understanding of vehicle values to insure proper collateral coverage backed up by a full field inspection of vehicles prior to payout; and
         o A lease structure restricted to full payout transactions resulting in reduced risk and zero reliance on "residual" vehicle values for loan repayment.

We have seasoned professionals managing the collection process with an emphasis on maintaining a highly aggressive and extremely pro-active collection policy. We employ a wide range of aggressive strategies, resulting in minimal delinquency levels and a historical loan loss of less than one percent, which is well below industry standards of 3% to 5% for loans of this kind. However, we have only been in operation a short period of time and cannot guarantee that our loan losses will be well below the industry averages. We locate delinquent vehicles through the efforts of our aggressive and experienced field collection staff, augmented by a satellite tracking system that can pin-point the location of any vehicle equipped with this technology. Generally as a condition of the lease, we require this tracking system to be installed in the vehicle. The cost of the system is built into the lease payment and paid for the lessee. We are one of the few companies in this market that utilizes this state-of-the-art system.

Once a delinquent vehicle is located it is repossessed through our national network of licensed independent repossession companies. The repossessed vehicles are transported to our Ft. Lauderdale, Florida headquarters site, via a dedicated fleet of trucks used for this purpose. The reclaimed vehicles are then brought back to peak operating order at designated garages before being re-leased (or sold) at our resale centers or through our network of dealer and brokers. The turn around time from repossession to re-lease or sale is generally no greater than 30 days. This process is further supported by an in-house legal staff that can respond quickly should any issue requiring legal intervention arise.

Historically, each lease financed by us has been collateralized as follows:

ACTUAL STREAM OF PAYMENTS COMPRISING THE LEASE. The lease stream represents the primary source of repayment as 95% of all leases financed by us are repaid without incident. This condition is the direct result of our exacting credit standards and uncompromising loan monitoring procedures.

UNDERLYING VEHICLE FINANCED BY THE LEASE. The secondary means of repayment are the vehicles financed by the lease, that are owned by us as the lessor. Also, each lease must be supported by a down payment of approximately 15%, which expands to an average equity position of 21% during the repayment period. To add an additional layer of support, we places a electronic tracking device in the majority of our trucks, limousines and high end vehicles that allow us to locate and track on our computers a vehicle's movements at any time via the Internet. Accordingly, these vehicles can be located and repossessed without engaging in expensive and time-consuming field surveillance or guesswork. The computer program also provides us with the capability to turn the vehicle's engine off and lock the doors with a few simple keystrokes.

GUARANTEE OF THE LESSEE(S). When a vehicle is repossessed, it is almost always re-leased, rather than sold, to a new lessee within weeks. Upon re-leasing, we always require an additional down payment of 15% to 20%, which is used as an additional reserve against losses. While the second lessee is required to personally guarantee the new lease, the original lessee's guarantee remains in full force and effect until the obligation is fully repaid. Accordingly, in those rare instances when an end of lease deficit position does occur, we have full recourse to all guarantors, which are aggressively pursued by our in-house attorneys until full payment is received.

We have developed a nationwide network of dealers and brokers that provide an ever-growing volume of lease financing activity. National market presence is managed through our offices in Florida, and two lease production facilities located in New York and California. The New York office is being expanded into a stand-alone operation due to the lease volume generated in that market. Over the next 12 months, we plan to establish a loan production office in Chicago staffed with local personnel, consistent with our staffing policy.

In accordance with industry standards, all credit facilities are on a full recourse basis. We enjoy an excellent relationship with our funding sources, which collectively provide $80 million in overall credit lines. However, we have limited availability remaining under these lines, which cannot be increased due to the mandated lending limits of these financial institutions. Therefore, we are currently pursuing a larger credit line with other industry lenders.

MARKET

The vehicle lease financing market is divided into three categories:
         o        prime;
         o        near-prime; and
         o        sub-prime.

These three categories reflect the underlying credit quality of the lessee (borrower) and as such have a direct impact on the source and cost of financing to the borrower.

We provide financing, on a selective basis, to the near-prime market sector, from an existing network of approximately 180 vehicle dealers and brokers (out of a total of 200,000 nationally). The near-prime market is strategically positioned immediately below prime, but significantly above sub-prime credit quality. The near-prime sector constitutes approximately 30% of the total vehicle leasing market in the United States. This sector has provides us with returns that far exceed those of the prime market, without the exposure to loan losses experienced at the sub-prime levels.

Of the approximately 100 independent leasing companies serving the near-prime market sector, only approximately 20 compete with us in national financing programs. However, almost none of these national competitors have well established, technologically advanced operations, and consequently lack the efficiencies and capabilities that we can provide. As a result, we can compete more effectively on service, pricing, and overall transaction management. For these reasons, we are positioned at the forefront of this market segment.

We provide lease financing products described below. Current emphasis is on exotic and high-end autos and limousines, followed by middle market autos, trucks and coach buses. However, our market focus can and does move in tandem with market trends, and as such, our overall market strategy is constantly adjusted to conform to existing conditions and opportunities.

MIDDLE MARKET AUTOS. Middle market autos are identified as those cars not covered in the Exotic or High-End product segments, and generally range in price from between $15,000 and $30,000. This product segment is comprised of both new and used autos. At present this segment represents the largest contribution to our annual lease financing volume. The volume in this segment can be expanded or contracted in response to overall market conditions. We differentiate ourselves from our competition by offering the dealers better service and more timely approval of the lease applications. Dealers are more likely to encourage a customer to lease a car versus purchase a car if the customer is trying to minimize their monthly payment. This segment currently represents approximately 35% of our business.

EXOTIC AUTOS. This auto-financing segment (including Rolls Royce, Ferrari, Lamborghini, Maserati, Bentley, Aston Martin, as well as vintage automobiles) represents a $3 billion per year industry in the United States, in which we have only participated sparingly. The limited lease financing by us is due to the existing funding sources viewing this segment as outside their primary strength (the position taken by most banks). Consequently, leasing rates of 17% to 19% for these vehicles are routine. However, the credit quality of the underlying lessee is generally strong, resulting in low delinquency and even lower repossessions. These positive aspects are further enhanced by a rising asset value over time. We have an excellent background in the high-end car market through our lending activities and personal associations with many of the senior people within this market segment. Our affiliation with the key dealers and brokers in this product class, position us for a material expansion in this area without the necessity of competing on either price or credit quality. This segment currently represents approximately 4% of our business.

HIGH-END AUTOS. This product segment is represented by such autos as Mercedes Benz, BMW, Jaguar, Audi, Lexus, Infiniti, Land Rover, Hummer and Volvo and presently constitutes the fastest growing segment of our business through long established nationwide dealer relationships. Our experience in the high-end sector has fostered a thorough understanding of the various market forces that drive it, the general composition of its demand curve, as well as the various vehicle valuation techniques available. The California market is the heart of the high-end car market. We have maintained an office and major profile in the California market. California is the largest high-end auto market in the world, followed by Florida (where we are headquartered), with New York in third place, where we have a presence that is expanding into a stand-alone regional office. Management advises that our present infrastructure is organized and capable of absorbing the expansion of this high-end auto financing segment without any material change in our credit, collection or asset recovery systems or procedures. This segment currently represents approximately 33% of our business.

LIMOUSINES. We generate limousine financing business from both the retail and wholesale sectors of this industry. Limousines are generally Lincoln Town Cars, which range from a single car size to the stretched limousine variety that can be as long as ten feet. Limousines are all income producing vehicles that are utilized by fleet owners or independent operators to generate profits.

The wholesale limousines sector is represented by the limousine fabricators, which reconfigure luxury cars into stretch limousines. Out of the 200 fabricators nationwide, we are currently doing business with 5 fabricators. Over the next 3 years we plan to selectively expand this client base of fabricators.

The retail limousine sector includes all financing of new and used limousines directly to the end-users of these vehicles which are generated through a network of selected dealers. We are projecting to increase the number of dealers we do businesses with, from 15 to 45 over the 3 years. This segment currently represents approximately 20% of our business.

TRUCKS AND COACH BUSES. These two product segments are also a well established component of our vehicle product mix, but are purposely restricted to only the best quality credits and the highest quality vehicles. The adherence to these quality control standards has resulted in excellent experience. We plan to maintain these credit and collateral standards so that the growth of these two segments will remain well controlled. This segment currently represents approximately 8% of our business.

LEASING PROCESS

We have put together a highly efficient lease processing structure, supported by a state-of-the-art operating system. This is augmented by a skilled and experienced team of dedicated professionals. The lease-processing functions are centralized in our headquarters in Fort Lauderdale.

Our operating platform incorporates both a "front-end" and "back-end" systems. The entire operating platform is supported by Sparak 3000 software, the standard operating system for origination and loan processing functions within the banking industry. The Sparak 3000 software has passed rigorous audits by the FDIC in its overall functionality and remains the preferred state-of-the-art software system by the FDIC for the banking industry. The existing lease-processing activities are divided into two primary functions:
         o    front end functions; and
         o    back end functions.

FRONT END SYSTEM. This part of the system supports those operating functions that control the lease origination, underwriting and documentation activities of the lease process. Upon receipt of the lease request, the system automatically logs the incoming transaction, and orders any one of a number of credit reports prior to submission to the credit officer for final disposition. The system generates an approval notice, prints a full array of leasing documents, and then tracks all closing and post closing documentation.

All transactions originate from our national network of over 180 dealers and brokers, and are transmitted to us by either fax (90%) or by overnight mail (10%). Upgrades to the system for on-line transactions through the Internet will accelerate this process and facilitate the processing and approval of applications over the Internet. When the web upgrade is completed, dealers will be able to log onto our website to make direct applications and the site will be hyper-linked to "low cost" driven search engines, generating additional traffic.

A typical lease request consists of the following items:
         o        lease application completed by the borrower;
         o full description and related cost of the vehicle to be financed;
         o        bank information;
         o        credit references; and
         o        financial statements.

All of the foregoing forms are logged into a database that incorporates a timeline tracking system for use by our in-house lease originators. The system allows rapid credit approval, funding, and final disposition through our Intranet that is linked to our credit investigation department. Once "web-enabled" with an Intranet between our offices, staff members from remote locations will be able to visit the "process" and accelerate decision making through e-mail and shared user interface.

The credit investigation is the crucial first step in the overall underwriting process. Credit investigators are experienced in all aspects of the vehicle lease financing business and are employed by us. A credit investigator is assigned once the completed application has been logged. Information supplied by the applicant is checked and verified, including home address, home phone, and five-year employment record. A detailed evaluation of the applicant's banking and borrowing background is performed based on information obtained from online and other sources. Vehicle/equipment values are compared with various industry-specific reference guides to insure asset values are not overstated. Investigators are trained to look for discrepancies, inaccuracies and suspicious conditions. When such issues occur, the investigator has the authority to request more detail from the introducing broker or dealer to determine the prospective lease viability. When all issues have been fully explored and resolved, the lease approval process continues within the credit department.

The investigated lease application is turned over to a credit officer who reviews the material and makes the credit decision. If the credit officer declines the lease request, the transaction is sent back to the originator, who updates the database before sending a rejection notice to the dealer. The negative information remains in our database for future reference and to avoid any future problems should an application be received from the same applicant. If approved, the credit officer determines the best possible funding source for the particular lease. At this point in the process, we are capable of generating a well-structured loan decision, based on fully investigated data, within 90 minutes. A more comprehensive Internet capability will allow for a faster response to the dealer. We currently own the hardware and software used in our application system. We anticipate that the upgrade to this system that will allow for applications over the Internet will cost approximately $150,000 and will be available in the second quarter of 2002.

Approximately 70% of all lease approvals come to fruition. The remaining 30% of approvals are never consummated by applicants for any number of reasons, including indecision by the borrower. Upon an applicant's acceptance of the lease terms, we generate a set of lease documents that are sent overnight to the dealer. The dealer has the applicant (lessee) execute these lease documents and returns them to us for review by our documentation specialists.

On passing this inspection, the documents are submitted to the funding source, who conducts a final review before funding. While the documents are rarely subject to revision by the funding source, the review is still carried out.

Upon acceptance of the lease documents by the funding source, we are paid through wire transfer. We then make payment to the dealer after the vehicle has passed a detailed field inspection by our representative to confirm the vehicle is in complete compliance with the description and condition that formed the basis of the original loan decision. After payout, there are several post-closing items to complete (titles, insurance, perfected UCC, etc.) that are tracked by us until received. Should an unusual problem or condition arise during this process, we have a full in-house legal staff to support any contingency.

BACK END SYSTEM. The back end function involves the portfolio management activities that take place after the lease has been funded. Following the payout and post closing activities, oversight responsibility of the lease is transferred to the portfolio management area where the back end functions are implemented. It is in this area that the lease payments are tracked and late payments and delinquencies (including recovery and repossession) are handled. With the credits in the portfolio ranging from the B+ to C+ class of borrower, we have developed a very aggressive tracking, collection and recovery process to augment our tight credit screening procedures. As a result, we are able to maintain delinquency levels of less than 3% and loan losses below 1%, which is well below industry standards for this credit range. The portfolio management system is comprised of the following processes:

         o lease payment tracking;
         o collections of delinquent accounts; and
         o asset recovery and redistribution.

LEASE PAYMENT TRACKING. Our lease tracking system supports the following functions:
         o bill generation each month to the lessee;
         o application of lease payments;
         o tracking of late charges;
         o maintaining status of past-due amounts by lessee and dealer; and
         o generating daily delinquency reports with which to manage the lease payment process.

The information generated by the tracking system is constantly updated and can be accessed instantly by management as needed. Access to the tracking system is restricted to the collections and management staff, and is controlled by means of a sophisticated security system.

COLLECTIONS OF DELINQUENT ACCOUNTS. Our collection staff has the sole responsibility to collect all delinquent accounts because of our full recourse relationship with our funding sources. We have a core of well-seasoned collectors. The collection personnel are employees and they are given wide latitude to take swift and decisive action if there is any hint of a genuine problem. At 5 days delinquent, the standard procedure is that an inquiry letter is sent to the borrower requesting payment. However, repossessions have occurred even at this early stage. When a lease reaches 10 days delinquent, the account is turned over to the collection staff who proceed to bombard the borrower with phone calls, faxes, dunning notices and field calls to the lessee's home, place of business and those of its 5 personal references. The initial collection effort also includes identifying the location of the collateral and taking steps to repossess the equipment when and if that action becomes warranted. This action results in the collection of over 95% of all delinquent accounts. In the instance where an account reaches 30 days delinquent, or it is determined that the existing collection effort is not working, the account is transferred to an outside collection agency that specializes in difficult collection cases.

The outside group works in concert with our collection manager in coordinating a collection strategy that includes elements of the in-house effort, but which is much more aggressively administered through the collection agency's national network of licensed collection agents. A major focus of the collection agency is to locate any collateral that our collection staff is unable to find. Through this more aggressive collection effort, the results are generally a swift and decisive resolution to even the most entrenched collection problems. In the cases where the collection problem persists, the account is turned over to a private investigation firm. The investigator works with our collection manager and in-house legal staff to track and locate borrowers, secure the related collateral, identify business issues and take swift and decisive legal action when necessary. To further enhance the effectiveness of our collection effort, we install satellite navigational detecting devices on designated vehicles, that allow us to locate the vehicle via the Internet. Vehicles can be tracked and exact location pinpointed on the Internet (via a street map) at any given time, and (if necessary) we can shut down the engine remotely. Delinquency levels at or beyond 60 days are exceeding rare, fluctuating between non-existent to well below 1%.

At any given time, we generally have 50 to 100 vehicles that have been repossessed and available to be released. This represents approximately 2.5% to 5% of the total vehicles on leases. The lessee can default on the lease at any time during the lease terms, but a majority of the defaults that result in repossession occur during the second year of the lease.

To minimize our potential loss that may result from delinquent accounts, we generally require the lessee to make a down payment, ranging from 10% to 20%, so if the vehicle is repossessed, we can resell the vehicle for more than our carrying amount in the vehicle. The down payments or capital reduction payments are made directly to the dealer and can range generally from $2,000 to $30,000 depending the credit quality of the borrower and the cost of the vehicle. Since we only finance the net amount due to purchase the vehicle from the dealer, our investment in the vehicle (or investment in direct financing or operating leases) is less than the vehicle's fair value.

ASSET RECOVERY AND REDISTRIBUTION. This system works in connection with the comprehensive collection effort set forth above. The collection staff utilizes the system when it is believed that an asset is at risk, which can be at any point in the lease repayment phase. The asset recovery and redistribution system is divided into the following four separate but distinct processes:

         o LOCATE. We have a highly efficient, time-tested sequence of strategies for locating a vehicle we wish to repossess. Strategies include aggressive field initiatives as well as sophisticated satellite tracking capabilities that are employed as vehicle type and credit standards dictate.
         o REPOSSESS. We use a national network of independent repossession companies (on exclusive contract to us) capable of locating and retrieving any asset type, ranging from a compact car to an 18-wheel rig.
         o TRANSPORT/REFURBISH. A contracted trucking firm is used to transport repossessed vehicles. The trucking firm functions exclusively to transport vehicles taken in repossession back to our headquarter site in Florida. The trucking firm owns and operates a fleet of five cargo trucks (each capable of transporting ten cars) and two flatbed trucks specifically designed to transport trucks and coach buses. All of the cargo trucks are licensed for interstate transport and are driven by experienced truckers employed by the transport firm. The refurbishment function is centralized at the Florida site to allow for greater control of the damage assessment, and of the repair function that is handled by one of our approved local garages. This approach has reduced transportation costs, minimized parts and labor costs, and assured quality control of the repair work.

         o SALE/RE-LEASE. We have our own vehicle re-marketing capability that includes wholly-owned redistribution centers that aggressively advertise and are manned by a full-time sales staff. The effort is augmented by a network of dealers and brokers that promote the re-lease or sale of our available vehicles (on a national basis) through their own sites. We can also dispose of our low-end vehicles at auction, although it is only considered as a last resort. The entire recovery and refurbishment process takes approximately 15 days followed up by either a sale or re-lease of the vehicle within approximately two weeks. Our experienced in-house legal staff is used to support the collection effort in those rare cases where litigation may be required.

CURRENT LEASE PORTFOLIO

At September 30, 2001 we had investment in direct financing leases of $4,286,445 and investment in operating leases of $9,819,005. The total vehicles we have on lease at September 30, 2001 for both direct financing and operating leases was approximately 850. In 2000 we purchased an operating lease portfolio from an unrelated third party for $7,926,784 which was later reduced to $6,391,866. The purchase price was reduced because some of the leases in the portfolio had incomplete titles or the vehicles had previously been repossessed and the seller agreed to take back these specific leases and reduce the purchase price.

Most of the leases that we enter into are for terms of four to five years and as a result of us commencing operations in 2000, most of these leases will not begin to expire until 2004. Consequently, we do not expect to have a large number of vehicles return to us over the next few years. At any given time, we expect to have from 2.5% to 5% of our lease portfolio returned to us through repossessions. We get these vehicles ready to be re-leased as quickly as possible.

For each lease transaction we enter, we record an asset on our balance sheet that is either an investment in direct financing leases (present value of lease payments for a direct financing lease) or an investment in operating leases (cost of vehicle for an operating lease). There are generally two situations when the leased vehicle will be returned to us: 1) if the customer is delinquent on his/her lease payments and the vehicle is repossessed and 2) if the customer decides to return the vehicle to us at the end of the lease. In either case we must get the vehicle ready to sell which results in us incurring costs to get the vehicle is good condition to sell, and incurring cost to market and sell the vehicle. Generally our carrying value of vehicles is equal to or less than the fair value of the vehicle. We require our customer to make a down payment or capital reduction payment (which is generally made directly to the dealer) on the vehicle which reduces our carrying value of the vehicle and generally reduces the risk that may have to incur a loss if the vehicle is repossessed. Also for our operating leases, we structure the leases in such a way that our carrying value of the leased vehicle at the end of the lease is equal to the expected fair value at the end of the lease which reduces the risk that we will incur a loss to dispose of the vehicle if it is returned to us.

STRATEGY

To increase lease volume, further enhance our position in the vehicle lease sector and to better market our services, web enabled technology will be utilized to the fullest extent. This technology is ideally suited to the various nuances of the vehicle leasing market. The following strategies have been targeted to maximize this Internet capability:

         o we currently have establish an e-Commerce site on the web to define us as the principal financing source for near-prime credit lessees. On the site (www.carcorp.com), we have set out vehicles we have for sale and allow the consumer to complete a credit application on our site;

         o the web site will also carry information on, and links to, the various trends in the auto market involving the latest technology coming out of the United States and Europe, including England, Germany, and Italy; the latest on the racing (Formula One) car circuit; the various worldwide exotic car exhibits; along with a listing of the myriad of seminars and industry-sponsored programs focusing on this car buying/collecting segment. We are currently working to enhance our site to include links and carry information that we believe is useful and of interest to our target customers;

         o establish a "chat room" within the site so exotic car owners can log-on and discuss issues with other owners, would-be owners, and enthusiasts. This should further establish the credibility of the site. This feature is currently not available on our site, but we plan to add "chat rooms" to our site within the next 12 months. The popularity of our chat rooms will grow as visitors tell friend and other car enthusiasts about information they obtained in our chat rooms;

         o establish an auction capability, where owners of vehicles can buy and sell their vehicles. We would provide the financing and act as clearing agent on these sales, to insure title is properly passed and all paperwork is in order. This auction capability will not be available for at least 12 to 24 months. We need to generate sufficient traffic to our site in order for a potential seller to place their vehicle on our site to be auctioned. Traffic to our site is expected to increase as we increase our market share and increase our customer base;

         o establish sales of high-end auto accessories such as floor mats, decals, logo medallions, custom luggage, car mounts, ski racks, clothing of all kinds and an endless array of novelty items. This could lead to lucrative licensing opportunities with car manufacturers and product providers on a worldwide basis. Currently, we have not made any arrangements to provide high-end auto accessories on our site.

The biggest obstacles that may hinder our ability to achieve an increase in volume is our ability to roll out our Internet based application system, our ability to expand our credit facilities at will allow us to originate more leases and an overall softening of the economy which will reduce large ticket purchases like cars.

Each of our existing vehicle market niches provides its own distinct advantages, as outlined below.

HIGH END PRODUCTS. Advantages of the exotic, limousine and other high end vehicle segment are evidenced by our extremely strong foothold in these markets. The high end product market is characterized by the following benefits to the bottom line:
         o higher unit profit;
         o superior borrower credit quality;
         o enhanced vehicle re-sale value; and
         o reduced administrative cost.

MIDDLE MARKET PRODUCTS. The middle market auto, truck and bus segments currently comprise the largest concentration of our lease portfolio. As such, it provides an important balance in our overall product mix and contributes materially to our bottom line results. A significant advantage of this highly dynamic product group is the high volume it provides. Also of importance is the stability of a larger portfolio in providing a broader spread of risk throughout a multitude of industries, geographic regions, and over a larger number of individual borrowers. In addition, the middle market segment provides more stable collateral predictions, as asset values of these vehicles are closely tracked over the life of each lease in blue book valuations. Finally, our concentration in the middle market sector is most likely to increase during economic downturns, when banks traditionally tighten their lending criteria and move away from vehicle financing into their core competencies of real estate and industrial finance. This results in the A- borrower moving into our near-prime market segment, which during times of prosperity, is topped at the B+ credit level. We maintain a national network of dealers and brokers which constitute our middle market origination base which can be expanded as market conditions dictate.

The following is a brief analysis of our three growth phases. Our market position at year-end 2000 is reflected in approximately 180 existing dealers, spread out over six separate segments/products with an approximate average penetration rate of only 2%.

PHASE 1. During this first 2-year period, we are taking the highly conservative position that the dealer base will remain static, and new enhancements (through faster approvals and more readily accessible capital) will cause an expansion of the existing penetration rate of 2% to a projected 5%. We anticipate the cost of rolling out phase 1 to be $300,000 to $400,000 with the proceeds coming from proceeds from this offering. The additional capital that will be required in this growth phase will be approximately $50 million. Substantially all the additional capital requirements will be used to purchase vehicles to expand our leased vehicle portfolio. This capital will be a combination of both debt and equity. We anticipate that the equity capital offered in this prospectus along with our ability to leverage this equity to obtain $40 to $50 million is debt capital will be sufficient to get us through phase 1. We have had verbal discussions with financial institutions about obtaining additional debt capital, but to date, we have not received any firm commitments. The penetration gains are attributable to the following initiatives:

         o improving the credit response time to the dealer base;
         o providing interest rates based on volume threshold discounts to dealers, which will be materially offset by less costly processing procedures;
         o increasing sales staff to provide greater coverage and better service to our existing dealer base; and
         o expansion of the New York origination program into the entire northeastern U.S.

PHASE 2. In years 3 and 4, we plan to expand the dealer network by an average annual growth rate of 8%, while increasing the dealer penetration rate from 5% to 6%. The cost of rolling out this phase is estimated to be $500,000 to $600,000 and will be financed from our internal cash flow. The additional capital required to fully execute phase 2 of our growth plan will be approximately $100 million. Substantially all the additional capital requirements will be used to purchase vehicles to expand our leased vehicle portfolio. We anticipate that is capital will be approximately $10 million of additional equity capital and $90 million of additional debt capital. Currently, there are no commitments to raise either the debt or equity capital. There are over 200,000 dealers and brokers in the United States that market autos, limousines, trucks and coach buses and high-end autos, of which we only have a relationship with less than 200 dealers (or less than 1%). Our goal is to increase our dealer base from 180 dealer accounts to 241 (8% annual average growth rate), without the need to compromise on either rate or credit quality, by implementing the following strategies:

         o introduction of Internet enabled B2B marketing strategies to all dealers nationwide;
         o implement an aggressive advertising campaign in the various trade papers and journals;
         o establish a well-crafted telemarketing campaign to the top 1000 dealers;
         o undertake an expansion of sales staff in all offices (variable cost);
         o expansion of market penetration through continued service improvements and overall user-friendly efficiencies;
         o expansion the California origination program into a regional office; and
         o open a Chicago regional office.

PHASE 3. In years 5 and 6, we anticipate a 1% increase in both our annual average growth rate business with the dealer network (to 9%), and in dealer penetration rate (up to 7%). The cost of this phase is estimated to be $700,000 to $800,000 and will be financed from our internal cash flow. The additional capital required to fully execute phase 3 of our growth plan will be approximately $200 million. Substantially all the additional capital requirements will be used to purchase vehicles to expand our leased vehicle portfolio. We anticipate that is capital will be approximately $20 million of additional equity capital and $180 million of additional debt capital. These gains will be achieved through a continuation of the initiatives as set out in Phase 2, augmented by the following:

         o increase in our participation in trade shows and new business promotions; and
         o enhancement of our market share in all product sectors through the continuation of aggressive service and volume incentives.

The lease volume that we have thus far has been sufficient for us to achieve profitable operations, however, for to increase our profitability we will need to implement our growth strategy as outlined above.

                                LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding or litigation, and none of our property is the subject of a pending legal proceeding. Further, the officers and directors know of no legal proceedings against us or our property contemplated by any person, entity or governmental authority.

                                   MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers.

     NAME                AGE                 POSITION

Michael J. DeMeo         50        Chairman, President, and Chief Executive
                                     Officer

Robert Minson            61        Chief Financial Officer and Director

MICHAEL J. DEMEO. Mr. DeMeo is the President and CEO and founder of CarCorp USA, Inc. He is responsible for overseeing the daily operation of the Company and helping in the development of the Company's growth plan and strategy. Mr. DeMeo's business career spans over eighteen years. He has gained experience in all phases of Lease Financing, Retail and Commercial Lending. In January of 1990, Mr. DeMeo established CarCorp, Inc. as a full recourse lender, as well as an independent finance/lease company specializing in standard and high end autos, limousines, coach buses, and heavy duty trucks and trailers. On May 18, 2001, CarCorp, Inc. filed for bankruptcy.

ROBERT MINSON. Mr. Minson is an experienced executive with over 25 years involved in all phases of Lease Financing and Commercial Lending. His experience was formed and seasoned during 20 years in banking, where Mr. Minson progressed through the ranks to senior positions at several lending institutions including a major international bank, Barclays Bank, and then a major financial services company, GE Capital. Before joining Carcorp in early 2000, Mr. Minson was responsible for creating and successfully operating a full service Small Business company for Bombardier Capital, a ten billion dollar Canadian based manufacturing / finance company. All of Mr. Minson's extensive prior experience as set forth above is brought to bear in his day-to- day responsibilities as the Chief Financial Officer of the Company. Mr. Minson does not spend his full-time working for the company.

None of our officers or directors have been involved with any legal proceeding except for the Chapter 11 bankruptcy filing of CarCorp, Inc. on May 18, 2001 which Mr. DeMeo was an officer and sole stockholder of the company. CarCorp, Inc. was incorporated in Florida in January 1990 and is licensed by the State of Florida as a motor vehicle dealer. The bankruptcy filing by CarCorp, Inc. resulted from alleged liabilities due to CarCorp, Inc.'s primary funding source resulting from a 1997 master purchase agreement. On December 7, 2001, CarCorp, Inc. filed a Debtor's Disclosure Statement with the United States Bankruptcy Court for the Southern District of Florida.

                             EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid to executive officers of CarCorp USA for the fiscal years ended December 31, 2001 and 2000. No other executive officer received salary and bonus compensation in excess of $100,000 in the two most recent completed fiscal years.

                                              ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                               -------------------------------------------------   -------------------------------
                                                                       OTHER       RESTRICTED
                                                                       ANNUAL         STOCK       STOCK
          NAME AND                         SALARY       BONUS       COMPENSATION     AWARDS      OPTIONS     OTHER
     PRINCIPAL POSITION          YEAR       ($)           $             ($)            ($)         ($)        ($)
     ------------------          ----      ------       -----       ------------   ----------    -------     -----
Michael J. DeMeo                 2001      100,000        -              -              -           -          -
  Chairman, President and        2000        -            -              -              -           -          -
  Chief Executive Officer

                              CERTAIN TRANSACTIONS

We are engaged in several transactions with a related party. This party is another corporation, wholly owned by our majority stockholder.

We lease office space from the related party in the amount of $60,000 per year.

We lease staff from the related party. For the period ending December 31, 2000, we expensed $74,000 as salaries expense and $137,139 as sales commissions.

The related party paid $150,000 as a down payment on the purchase of the lease portfolio described in Note 5 to the financial statements contained elsewhere is this prospectus.

We also purchased computer equipment and phone system equipment from the related party in the total amount of $212,000.

                     PRINCIPAL AND SELLING SECURITY HOLDERS

The following table sets forth, as of November 8, 2001, Carcorp's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Carcorp to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                                         AMOUNT OF    PERCENT OF
TITLE OF CLASS      NAME AND ADDRESS                     OWNERSHIP       CLASS

Common Stock        Michael J. DeMeo                     15,000,000      79.57%
                    2600 NW 55 Court
                    Suite 234
                    Fort Lauderdale, FL  33309

Common Stock        Robert Minson                                 -          -
                    2600 NW 55 Court
                    Suite 234
                    Fort Lauderdale, FL  33309

Common Stock        All Officers and Directors as a      15,000,000      79.57%
                    Group that consists of 2 person

The selling shareholders named in this prospectus are offering 3,630,650 of the 5,630,650 shares of common stock offered through this prospectus.

The following table provides as of February 13, 2002, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

         1.   the number of shares owned by each prior to this offering;

         2.   the total number of shares that are to be offered for each;

         3. the total number of shares that will be owned by each upon completion of the offering;

         4.   the percentage owned by each; and

         5. the identity of the beneficial holder of any entity that owns the shares.


                                                           Total Number of
                                                             Shares To Be                         Percent
                                                             Offered For     Total Shares To    Owned Upon
                                          Shares Owned         Selling        Be Owned Upon     Completion
                                         Prior To This       Stockholders     Completion of       Of This
     Name of Selling Stockholder            Offering           Account        This Offering      Offering

Interfinancial Group, LTD                   225,000           225,000               -              -
J-Net Ventures                              112,500           112,500               -              -
Kevin Pickard                                30,000            30,000               -              -
LC Management, Inc.                         666,667           666,667               -              -
M. Patton Holdings                          100,000           100,000               -              -
MAK Enterprises                             112,500           112,500               -              -
Martin Osber                                  2,667             2,667               -              -
Morris Diamond                              125,000           125,000               -              -
NCC, Inc.                                   347,492           347,492               -              -
Rose Merzel                                   2,667             2,667               -              -
Shirley Diamond                              86,317            86,317               -              -
Southward Investments                       733,333           733,333               -              -
Traci Williams                              200,000           200,000               -              -
Tramdot Development Corp.                   266,507           266,507               -              -
US Funding Corp.                             20,000            20,000               -              -
Warren Soloski                              200,000           200,000               -              -
Xanderlas Corporation                       400,000           400,000               -              -


In February 1999 we issued 3,851,033 shares of our common stock for gross proceeds of $11,553 pursuant to a private placement offering under Regulation D. All of the above selling shareholders totaling 3,630,650 shares either purchased their shares in the February 1999 private placement offering or purchased their shares directly from individuals who purchased the shares in the February 1999 private placement offering.

None of the above selling shareholders are broker dealers or affiliates of broker dealers.

                          DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by Carcorp's Articles of Incorporation and Bylaws, and by the applicable provisions of Delaware law.

The authorized capital stock of Carcorp consists of 100,000,000 shares of common stock having a par value of $0.001 per share, of which 18,851,033 are issued and outstanding. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Carcorp's common stock. There are no options, warrants or other instruments convertible into shares outstanding.

The holders of shares of common stock of Carcorp do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Carcorp's directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted for by security holders.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of our business holders are entitled to receive, ratably, the net assets of Carcorp available to shareholders after payment of all creditors.

                          TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for our common stock is Executive Registrar and Transfer Agency, Inc. located Phoenix, Arizona.

                                  LEGAL MATTERS

Our counsel, Warren J. Soloski, Los Angeles, California, will pass upon certain legal matters with respect to the legality of the shares offered pursuant to this prospectus for us.

                                     EXPERTS

The financial statements of CarCorp USA Corporation for the year ended December 31, 2000 have been included in this prospectus and in the registration statement in reliance upon the report of Merdinger, Fruchter, Rosen & Corso, PC, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933, and the rules and regulations enacted under its authority, with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of the contract or other document, which is filed as an exhibit to the registration statement. Each statement concerning a contract or document, which is filed as an exhibit should be read along with the entire contract or document. For further information regarding us and the common stock offered in this prospectus, reference is made to this registration statement and its exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 50 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the World Wide Web is http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                             CARCORP USA CORPORATION
                              FINANCIAL STATEMENTS
                JANUARY 27, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                                       PAGE
                                                                       ----

INDEPENDENT AUDITORS' REPORT                                            30

BALANCE SHEETS                                                          31

STATEMENTS OF OPERATIONS                                                32

STATEMENT OF STOCKHOLDER'S DEFICIT                                      33

STATEMENTS OF CASH FLOWS                                                34

NOTES TO FINANCIAL STATEMENTS                                          35-42

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER AND BOARD OF DIRECTORS OF
  CARCORP USA CORPORATION

We have audited the accompanying balance sheet of CarCorp USA Corporation as of December 31, 2000 and the related statements of operations, stockholder's deficit and cash flows for the period January 27, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CarCorp USA Corporation as of December 31, 2000, and the results of its operations and cash flows for the period January 27, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the Company has restated its previously issued financial statements for the year ended December 31, 2000 to account for its capital leases as direct financing leases rather than sales-type leases.

                                    /s/ Merdinger, Fruchter, Rosen & Corso, P.C.

                                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                    Certified Public Accountants

New York, New York
June 15, 2001, except for
  Note 11 as to which the
  date is February 13, 2002


                             CARCORP USA CORPORATION
                                 BALANCE SHEETS
                 DECEMBER 31, 2000 AND SEPTEMBER 30, 2001 (UNAUDITED)


                                                          December 31,   September 30,
                                                             2000             2001
                                                         -------------   -------------
                                                                          (unaudited)
         ASSETS
Cash                                                     $     24,552    $    128,920

Cash - reserve account, restricted (Note 7)                    93,152          39,606

Investment in direct financing leases, net of
   unearned income (Note 4)                                   623,269       4,286,445

Property and equipment, net (Notes 2 and 3)                   172,625         206,125

Investment in operating leases, net (Notes 3, 5 and 7)      8,120,939       9,819,005

Vehicles available for sale or lease (Note 6)                 418,673       1,073,864

Prepaid rent                                                   25,000          25,000
                                                         -------------   -------------

     TOTAL ASSETS                                        $  9,478,210    $ 15,578,965
                                                         =============   =============

LIABILITIES AND STOCKHOLDER'S DEFICIT
   Accounts payable and accrued expenses                 $    231,921    $    340,895
   Related party loan (Note 3)                                261,933         261,933
   Notes payable - banks (Note 7)                           9,742,577      15,581,478
                                                         -------------   -------------

     Total liabilities                                     10,236,431      16,184,306
                                                         -------------   -------------

Commitments and contingencies (Note 8)                              -               -

Stockholder's deficit
   Common stock, $1.00 par value;
     100,000,000 shares authorized, 15,000,000 and
      18,851,033 issued and outstanding                           100             100
   Accumulated deficit                                       (758,321)       (605,441)
                                                         -------------   -------------
      Total stockholder's deficit                            (758,221)       (605,341)
                                                         -------------   -------------

TOTAL LIABILITIES AND STOCKHOLDER'S
  DEFICIT                                                $  9,478,210    $ 15,578,965
                                                         =============   =============


The accompanying notes are an integral part of these financial statements.


                                    CARCORP USA CORPORATION
                                    STATEMENTS OF OPERATIONS
                       JANUARY 27, 2000 (INCEPTION) TO DECEMBER 31, 2000
               AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001 (UNAUDITED)


                                                  January 27,          Nine Months Ended
                                                    2000 to               September 30,
                                                  December 31,    -----------------------------
                                                      2000            2000            2001
                                                  -------------   -------------   -------------
                                                    (restated)      (restated)      (restated)
                                                                           (unaudited)
Revenue
  Retail and lease financing (Note 4)             $     28,497    $      7,158    $  1,377,846
  Operating leases (Note 5)                            815,307         501,474       1,368,440
                                                  -------------   -------------   -------------
                                                       843,804         508,632       2,746,286
Operating expenses
   Salaries and commissions (Note 3)                   214,639         102,438         448,627
   General and administrative (Note 3)                 117,737          64,817         262,166
   Allowance for credit losses                          44,844               -          75,000
   Depreciation (Notes 2 and 5)                      1,191,517         846,387       1,410,645
                                                  -------------   -------------   -------------
     Total operating expenses                        1,568,737       1,013,642       2,196,438
                                                  -------------   -------------   -------------

(Loss) income from operations                         (724,933)       (505,010)        549,848
                                                  -------------   -------------   -------------

Other income (expense)
  Other income                                          66,454          41,388         216,608
  Interest expense                                     (99,842)        (51,413)       (613,576)
                                                  -------------   -------------   -------------
  Total other income (expense)                         (33,388)        (10,025)       (396,968)
                                                  -------------   -------------   -------------

(Loss) income before provision for income taxes       (758,321)       (515,035)        152,880

Provision for income taxes                                   -               -               -
                                                  -------------   -------------   -------------

Net (loss) income                                 $   (758,321)   $   (515,035)   $    152,880
                                                  =============   =============   =============

(Loss) earnings per share -basic and diluted      $      (0.05)   $      (0.03)   $       0.01
                                                  =============   =============   =============

Weighted average common shares outstanding
  Basic and diluted                                 15,000,000      15,000,000      18,484,268


The accompanying notes are an integral part of these financial statements.

                                      CARCORP USA CORPORATION
                                 STATEMENT OF STOCKHOLDERS' DEFICIT

                                              Common Stock                        Total
                                        ------------------------  Accumulated  Stockholders'
                                          Shares       Amount       Deficit      Deficit
                                        -----------  -----------  -----------  -----------
Balance, January 27, 2000                        -   $        -   $        -   $        -

Issuance of common stock                15,000,000          100            -          100

Net loss for year                                -            -     (758,321)    (758,321)
                                        -----------  -----------  -----------  -----------

Balance, December 31, 2000              15,000,000          100     (758,321)    (758,221)

Issuance of common stock
  in connection with merger
  with Hydrox Sales Corp. (unaudited)    3,851,033            -            -            -

Net income for nine months
  ended September 30, 2001 (unaudited)           -            -      152,880      152,880
                                        -----------  -----------  -----------  -----------

Balance, September 30, 2001 (unaudited) 18,851,033   $      100   $ (605,441)  $ (605,341)
                                        ==========   ===========  ===========  ===========


The accompanying notes are an integral part of these financial statements.

                                    CARCORP USA CORPORATION
                                    STATEMENTS OF CASH FLOWS
                       JANUARY 27, 2000 (INCEPTION) TO DECEMBER 31, 2000
               AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001 (UNAUDITED)

                                                     January 27,         Nine Months Ended
                                                       2000 to             September 30,
                                                     December 31,   ---------------------------
                                                         2000           2000           2001
                                                     ------------   ------------   ------------
                                                                           (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                    $  (758,321)   $  (515,035)   $   152,880
     Adjustments to reconcile net (loss) income to
       net cash used in operating activities
         Depreciation and amortization                 1,191,517         846,387     1,410,645
         Allowance for credit losses                      44,844              -         75,000
     Changes in assets and liabilities
         Investment in direct financing leases          (805,611)      (635,412)    (3,974,490)
         Prepaid rent                                    (25,000)             -              -
         Accounts payable and accrued expenses           231,921        369,279        108,964
                                                     ------------   ------------   ------------
     Net cash used in operating activities              (120,650)       178,194     (2,226,991)
                                                     ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Restricted cash reserve                             (93,152)       (56,465)        53,546
     Purchase of property and equipment                 (212,000)      (141,500)       (23,500)
     Purchase of operating leases                     (2,719,156)    (2,050,759)    (3,100,648)
                                                     ------------   ------------   ------------
     Net cash used in investing activities            (3,024,308)    (2,248,724)    (3,070,602)
                                                     ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds of notes payable-bank                    4,236,608      2,376,041      9,267,335
     Repayments of notes payable                      (1,179,131)      (398,549)    (3,865,340)
     Proceeds from related parties                       111,933        111,933              -
     Proceeds from issuance of common stock                  100            100              -
                                                     ------------   ------------   ------------
     Net cash provided by financing activities         3,169,510      2,089,525      5,401,995
                                                     ------------   ------------   ------------

NET INCREASE IN CASH AND
     CASH EQUIVALENTS                                     24,552         18,995        104,368
CASH AND CASH EQUIVALENTS:
     BEGINNING OF PERIOD                                       -              -         24,552
                                                     ------------   ------------   ------------
     END OF PERIOD                                   $    24,552    $    18,995    $   128,920
                                                     ============   ============   ============

SUPPLEMENTAL INFORMATION:
     Interest paid                                   $    99,842    $    51,413    $   403,928
                                                     ============   ============   ============
     Income taxes paid                               $         -    $         -    $         -
                                                     ============   ============   ============

The accompanying notes are an integral part of these financial statements.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization
         ------------
         Carcorp USA, Inc. ("Carcorp") was incorporated under the laws of Florida on January 27, 2000. Pursuant to an agreement dated January 26, 2001, and amended on November 8, 2001, Carcorp was acquired by Hydrox Sales Corp. ("Hydrox"), a Delaware corporation in a transaction accounted for as a reverse merger. Hydrox issued 15,000,000 shares of its common stock for all of the issued and outstanding common stock of Carcorp. As a result, Carcorp's former stockholder exercised control over Hydrox. Prior to the merger, Hydrox had no business activity, and therefore, pro forma operating results as if the acquisition had taken place at the beginning of the periods presented, have not been presented. For accounting purposes, Carcorp has been treated as the accounting acquirer, and accordingly, Carcorp is presented as the continuing entity, and the historical financial statements are those of Carcorp. Hydrox changed its name to CarCorp USA Corporation, which is the legal entity going forward and is referred to hereafter as the "Company."

         Business Operations
         -------------------
         The Company services commercial and consumer vehicle leases through a national dealer network throughout the United States. The Company provides lease financing for medium grade BBB+ to C credits, a range slightly below prime and significantly above "Sub" prime candidates. The leases are made on exotic cars, vintage and hi-end autos, medium priced autos, limousines, trucks, coach buses, and other vehicles. The Company operates out of an office/garage complex in Ft. Lauderdale, Florida.

         Interim Financial Information
         -----------------------------
         The accompanying unaudited interim financial statements have been prepared by the Company, in accordance with generally accepted accounting principles pursuant to Regulation S-B of the Securities and Exchanges Commission. Certain information and footnote disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and related notes as contained in this Form SB-2 for the year ended December 31, 2000. In the opinion of management, the interim financial statements reflect all adjustments, including normal recurring adjustments, necessary for fair presentation of the interim periods presented. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results of operations to be expected for the full year.

         Use of Estimates
         ----------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Revenue Recognition
         -------------------
         The Company originates vehicle leases containing bargain purchase options, which are classified as direct financing leases. In accounting for a direct financing lease, at the inception of the lease, the Company determines the gross investment (minimum lease payments plus any unguaranteed residual value). The difference between the gross investment and the carrying amount of the leased asset is unearned income amortized over the lease term using the interest method. Unearned income equal to the initial direct costs shall be recognized as income in the same period. Initial direct costs are charged to operations when the sale is recognized. There is no unguaranteed residual value to account for since these leases contain a bargain purchase option and the lessee is responsible for any shortfall, if the value of the vehicle at the end of the lease is less than the bargain purchase amount.

         The Company also originates operating leases. Rental revenue on operating leases is recognized on a straight-line basis over the term of the lease. The accrual of interest on receivables is discontinued at the time a receivable is determined to be impaired. Subsequent amounts of interest collected are recognized in income only if full recovery of the remaining principal is expected. Other amounts collected are generally recognized first as a reduction of principal. Any remaining amounts are treated as a recovery.

         The original term of both types of leases are generally four to five years. Interest rates range generally from 13% to 18%.

         Cash and Cash Equivalents
         -------------------------
         The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

         Concentration of Credit Risk
         ----------------------------
         The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

         Investment in Direct Financing Leases, Net
         ------------------------------------------
         The fair value of substantially all investment in direct financing leases is estimated by discounting future cash flows using an estimated discount rate which reflects the current credit, interest rate and prepayment risks associated with similar types of instruments. For receivables with short maturities, the book values approximate fair values.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Property and Equipment
         ----------------------
         Property and equipment in Company use is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. The estimated service lives used in determining depreciation are three to five years for computers, software, furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

         Maintenance and repairs are expensed as incurred; additions and betterments are capitalized.

         Vehicles on operating leases are stated at cost. Depreciation expense on operating leases is recorded on a straight-line basis over the term of the lease, the estimated useful life, in an amount necessary to reduce the leased vehicle to its estimated residual value at the end of the lease term.

         Investments in Operating Leases, Net
         ------------------------------------
         The Company has significant investments in the residual values of its leasing portfolio. The residual values represent an estimate of the values of the assets at the end of the lease terms and are initially recorded based on appraisals and estimates. Management uses industry publications to estimate the vehicles wholesale value at the termination of the lease. Realization of the residual value is dependent on the Company's future ability to market the vehicles under then prevailing market conditions. Management reviews residual values periodically to determine that recorded amounts are appropriate and the operating lease assets have not been impaired. Pursuant to this review, no impairment is considered necessary at December 31, 2000.

         Vehicles Available for Sale or Lease
         ------------------------------------
         Vehicles available for sale or lease represent vehicles returned to the Company at the end of a lease or vehicles that the Company has repossessed. The Company has not had any vehicles return from the expiration of leases as of December 31, 2000 or September 30, 2001. The Company repossesses vehicles when lessees default on their lease payments. Vehicle returned at the end of lease will be valued at the lesser of the residual value or the fair value of the vehicle. Vehicles that are repossessed are valued at the lesser of the vehicles' carrying amount or the fair market value. The carrying amount of the vehicle for direct financing lease vehicles that are repossessed is the present value of the remaining lease payments discounted at the interest rate implicit in the lease. The carrying amount of the vehicle for operating lease vehicles that are repossessed is the gross investment in the vehicle less the accumulated depreciation taken on the vehicle The Company takes an immediate write down if the fair market value is less than the residual value or carrying amount at the time the vehicle is returned or repossessed. When a vehicle is repossessed the carrying amount is removed from Investment in direct financing leases or Investment in operating leases in the accompanying balance sheet for direct financing and operating leases, respectively. For the year ended December 31, 2000 and the nine months ended September 30, 2001, the Company did not recognize any losses resulting from repossessed vehicles. The Company generally requires the lessee to make a down payment or capital reduction payment (which is generally paid to the dealer), ranging from 10% to 20%, so if the vehicle is repossessed, the Company can resell the vehicle for more than the carrying amount.

         Allowance for Credit Losses
         ---------------------------
         An allowance for estimated credit losses is generally established during the period in which receivables are acquired and maintained at a level deemed appropriate by management based on historical experience and other factors that affect collectibility. Impaired receivables are measured based on the present value of expected future cash flows discounted at the receivable's effective interest rate. Finance receivables and lease investments are charged to the allowance for credit losses when an account is deemed to be uncollectible, taking into consideration the financial condition of the borrower or lessee, the value of the collateral, recourse to guarantors and other factors. Recoveries on investment in direct financing and operating leases previously charged off as uncollectible are credited to the allowance for credit losses. For the year ended December 31, 2000 and the nine months ended September 30, 2001, the Company has not taken any charge-offs for credit losses since the value of the vehicles repossessed due to leases being uncollectible have been greater than the outstanding lease balance. Although we have not experienced any charge-offs due to credit losses, we still provide a reserve since we may not always be able to recover the full carrying amount of a repossessed vehicle as a result of us selling or re-leasing the vehicle.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes
         ------------
         Income taxes are provided for based on the liability method of accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases.

         Fair Value of Financial Instruments
         -----------------------------------
         The carrying values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses and income taxes payable approximate fair value due to the relatively short maturity of these instruments. The fair value of long-term borrowings was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term borrowings approximates the carrying amounts at December 31, 2000.

         Long-lived Assets
         -----------------
         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recovery of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

         Earnings Per Share
         ------------------
         SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS").

         The computation of basic earnings per share is computed by dividing earnings available to common stockholders by the weighted-average number of outstanding common shares during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. At December 31, 2000, there were no potentially dilutive securities outstanding

NOTE 2 - PROPERTY AND EQUIPMENT

         Property and equipment is summarized as follows:
                                                                     December       September
                                                                     31, 2000       30, 2000
                                                                   ------------   ------------
                                                                                   (unaudited)
         Computer equipment and software                           $   146,000    $   209,800
         Phone equipment                                                66,000         70,000
                                                                   ------------   ------------
                                                                       212,000        279,800
         Less: Accumulated depreciation and amortization               (39,375)       (73,675)
                                                                   ------------   ------------
         Property and equipment, net                               $   172,625    $   206,125
                                                                   ============   ============

         Depreciation expense for the year ended December 31, 2000 was $39,375 and $34,300 for the nine months ended September 30, 2001.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 3 - RELATED PARTY TRANSACTIONS

         The Company has engaged in several transactions with a related party. This party is another corporation, wholly owned by the Company's sole stockholder.

         The Company leases office space from the related party in the amount of $60,000 per year.

         The Company leases staff from the related party. For the period ending December 31, 2000, the Company expensed $74,000 as salaries expense and $137,139 as sales commissions.

         The related party paid $150,000 as a down payment on the purchase of the lease portfolio described in Note 5.

         The Company also purchased computer equipment and phone system equipment from the related party in the total amount of $212,000.

NOTE 4 - INVESTMENT IN DIRECT FINANCING LEASES

         Investment in direct financing leases at December 31, 2000 and September 30, 2001 were as follows:

                                                  December 31,    September 30,
                                                     2000             2001
                                                 -------------   -------------
                                                                  (unaudited)
         Total minimum lease payments
           to be received                        $  1,227,058    $  6,013,171
         Unearned income                             (558,945)     (1,606,882)
         Allowance for credit losses                  (44,844)       (119,844)
                                                 -------------   -------------
         Net investment in direct
           financing leases                      $    623,269    $  4,286,445
                                                 =============   =============

         The following table presents an analysis of the allowance for credit losses on investment in direct financing leases:

                                                  December 31,     September 30,
                                                     2000             2001
                                                 -------------   -------------
         Balance at beginning of period          $           -   $      44,844
         Provision charged to income                    44,844          75,000
                                                 --------------  --------------
         Balance at end of period                $      44,844   $     119,844
                                                 ==============  ==============

         The allowance is for cash flows associated with the leases and is not for any residual values.

         The contractual maturities of investment in direct financing leases at December 31, 2000 are as follows:

                                                 Unearned
                                   Total          Income            Net
                               -------------   -------------   -------------
         2001                  $    295,876    $    130,781    $    165,095
         2002                       301,263         130,499         170,764
         2003                       294,817         126,051         168,766
         2004                       230,874         111,994         118,880
         2005                       104,228          59,620          44,608
                               -------------   -------------   -------------
                               $  1,227,058    $    558,945    $    668,113
                               =============   =============   =============

         It is the Company's experience that a portion of investment in direct financing leases may be repaid before contractual maturity dates and the above table is not to be regarded as a forecast of future cash collection.

         Income from direct financing leases included in the statement of operations for the period ended December 31, 2000 was $28,497.

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 5 - NET INVESTMENT, OPERATING LEASES

         Operating leases at December 31, 2000 and September 30, 2001 are as follows:

                                                     December 31,  September 30,
                                                         2000           2001
                                                    -------------  -------------
                                                                     (unaudited)
         Investment in operating leases:
         Vehicles, at cost                          $  8,829,847   $ 11,338,558
         Lease initial direct costs                      443,234        643,234
         Less:  accumulated depreciation              (1,152,142)    (2,162,787)
                                                    -------------  -------------
         Net investment in operating leases         $  8,120,939   $  9,819,005
                                                    =============  =============

         Operating leases include a portfolio of leases purchased from a third party for an original purchase price of $7,926,784. This amount was adjusted to $6,391,866 to reflect automobiles that had incomplete titles or sales.

         Future minimum rentals on operating leases as of December 31, 2000 are as follows:

         2001                                            $ 2,346,380
         2002                                              2,091,953
         2003                                              1,915,004
         2004                                              1,362,344
         2005                                                508,419

NOTE 6 - VEHICLES AVAILABLE FOR SALE OR LEASE

         Listed below is a summary of vehicles available for sale or lease that Shows the carrying amount of the vehicle and whether the vehicle was Originally recorded as a direct financing or operating lease:

                                                                            Carrying
                                                               Total         Amount     Carrying
                                              Number of       Carrying       Direct      Amount
                                               Vehicles        Amount      Financing    Operating
                                             -----------      ----------  -----------   ----------
          Balance at inception                     -          $     -     $     -       $     -
          Repossessed during period               32             737,492     219,229       518,263
          Sold or re-leased during period        (13)           (318,819)    (81,731)     (237,088)
                                             -----------      ----------- -----------  -----------
          Balance, December 31, 2000              19             418,673     137,498       281,175
          Repossessed during period               52           1,510,017     293,636     1,216,381
          Sold or re-leased during period        (24)           (854,826)    (57,322)     (797,504)
                                             -----------      ----------- -----------  -----------
          Balance, September 30, 2001             47          $1,073,864  $  373,812   $   700,052
                                             ===========      =========== ==========   ===========

         During the year ended December 31, 2000, we recognized a gain on the sale or re-lease of the 13 vehicles of $63,437 and during the nine months ended September 30, 2001, we recognized a gain on the sale or re-lease of the 24 vehicles of $214,108. The gain on the sale or re-lease of vehicles is the selling price of the vehicle, less the carrying amount of the vehicle less any direct cost associated with selling the vehicle. The gain is shown as part of other income in the statement of operations. The carrying amount of the vehicle for direct financing lease vehicles that are repossessed is the present value of the remaining lease payments discounted at the interest rate implicit in the lease. The carrying amount of the vehicle for operating lease vehicles that are repossessed is the gross investment in the vehicle less the accumulated depreciation taken on the vehicle.

NOTE 7 - NOTES PAYABLE

                                                           December       September
                                                           31, 2000       30, 2001
                                                         ------------   ------------
                                                                         (unaudited)
         Notes payable - banks - consist of the following at:

         European American Bank (a)                      $   187,471    $    88,228
                                                         ============   ============
         European American Bank (b)                      $ 4,049,047    $ 3,098,472
                                                         ============   ============
         European American Bank (c)                      $ 5,506,059    $12,394,778
                                                         ============   ============

                                       40

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 7 - NOTES PAYABLE, (Continued)


     a)  On June 1, 2000, the Company signed a non-interest bearing promissory note in the amount of $284,756 payable in 24 equal monthly installments of $11,864. As of December 31, 2000, the balance for the note was $187,471.

     b) The Company has a $7,483,551 master promissory note with European American Bank ("EAB") to be used for the purchase of automobiles to be leased. Interest is due monthly at prime. As of December 31, 2000, the Company had drawn $4,049,047 on this line of credit.

     c) The Company has a $7,492,028 note for the purchase of a portfolio of motor vehicle leases with EAB. Interest rates are set forth on each promissory note on the motor vehicle executed by Carcorp USA with respect to each lease. As of December 31, 2000, $5,506,059 is outstanding.

         EAB has a security lien on all vehicles owned by the Company.

         The Company maintains a bank account, the use of which is restricted to the payment of notes payable which may become delinquent.

         Notes payable mature as follows for the years ended December 31,:

           2001                                                $ 2,598,583
           2002                                                  2,250,969
           2003                                                  1,996,354
           2004                                                  1,987,677
           2005                                                    908,994

NOTE 8 - COMMITMENTS AND CONTINGENCIES

         Operating leases
         ----------------
         The Company leases office space in Ft. Lauderdale, Florida, under an operating lease expiring May 31, 2010 from a related party. Minimum annual payments under the lease are $60,000 through 2009 and $25,000 for 2010.

         Rent expense under operating leases for the year ended December 31, 2000 was $35,000.

NOTE 9 - INCOME TAXES

         The components of the provision for income taxes are as follows:

         Current Tax Expense
           U.S. Federal                                        $        -
           State and Local                                              -
                                                               -----------
         Total Current                                                  -
                                                               -----------

         Deferred Tax Expense
           U.S. Federal                                                 -
           State and Local                                              -
                                                               -----------
         Total Deferred                                                 -
                                                               -----------

         Total Tax Provision (Benefit) from
           Continuing Operations                               $        -
                                                               ===========

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

                             CARCORP USA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 9 - INCOME TAXES, (Continued)

         The reconciliation of the effective income tax rate to the Federal statutory rate is as follows for the years ended December 31, 2000:

         Federal Income Tax Rate                             (34.0)%
         Effect of Valuation Allowance                        34.0%
                                                          ----------
         Effective Income Tax Rate                             0.0%
                                                          ==========

         At December 31, 2000, the Company had net carry-forward losses of approximately $713,000. Because of the current uncertainty of realizing the benefit of the tax carry-forwards, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carry-forwards depends predominantly upon the Company's ability to generate taxable income during the carry-forward period.

         Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

         Deferred Tax Assets
           Loss Carry-forwards                              $    242,000
           Less:  Valuation Allowance                           (242,000)
                                                            -------------
         Net Deferred Tax Assets                            $          -
                                                            =============

         Net operating loss carry-forwards expire in 2020.

NOTE 10 - CONCENTRATIONS

         The Company funds its leasing operations through one lender. The loss of this funding source could have a material adverse effect on the Company's business and results of operations. The Company is actively seeking additional sources of funding.

NOTE 11  - RESTATEMENT OF FINANCIAL STATEMENTS

         The Company has restated its financial statements for the year ended December 31, 2000 to account for its capital leases as direct financing leases rather than sales-type lease. This restatement resulted in the Company's revenue and cost of revenue for the year ended December 31, 2000 being decreased by $933,656 to reflect the revenue and related cost of revenue associated with transactions previously accounted for as sales- type leases. The Company also reclassified $63,437 from revenue to other income to reflect gains recognized on the sale or re-lease of repossessed vehicles. The above restatement had no impact in the net loss reported for the year ended December 31, 2000 and had no impact on the amounts reported in the related balance sheet and statements of cash flows. Similar adjustments were made to the unaudited statements of operations for the nine months ended September 30, 2001 and 2000.

                                       42